Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NU PET COMPANY

PR MERGER SUB I, LLC,

AINSWORTH PET NUTRITION PARENT, LLC,

CP APN, INC.,

CP APN, L.P.

AND

THE SELLERS’ REPRESENTATIVE

AND, SOLELY FOR THE PURPOSES OF SECTION 10.18 AND CERTAIN SECTIONS OF ARTICLE V,

THE J. M. SMUCKER COMPANY

DATED AS OF APRIL 4, 2018

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ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE CP BLOCKER SELLER		30
3.1	Organization	30
3.2	Power; Authorization of Transactions	30
3.3	No Breach	31
3.4	Litigation	31
3.5	Brokerage	31
3.6	No Other Representations	31

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF CP BLOCKER		32
4.1	Organization	32
4.2	Power; Authorization of Transactions	32
4.3	No Breach	32
4.4	Litigation	33
4.5	Brokerage	33
4.6	Capitalization	33
4.7	Tax Matters	33
4.8	No Prior Activities.	34
4.9	No Other Representations	35

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER, MERGER SUB AND GUARANTOR		35
5.1	Organization; Ownership of Merger Sub	35
5.2	Authorization of Transactions	35
5.3	No Breach	36
5.4	Litigation	36
5.5	Investment Intent; Restricted Securities	36
5.6	Brokerage	37
5.7	Financing	37
5.8	Purchaser Due Diligence Review	37
5.9	Solvency	38
5.10	Mass Layoffs	38
5.11	No Prior Activities	38

ARTICLE 6 PRE-CLOSING COVENANTS		38
6.1	Operation of Business	38
6.2	Notices and Consents	39
6.3	Access	39
6.4	Contact with Customers, Suppliers and Other Business Relations	40
6.5	Exclusivity	40
6.6	Regulatory Filings	41
6.7	Reasonable Best Efforts and other Requirements	43
6.8	Financing.	43

ARTICLE 7 ADDITIONAL AGREEMENTS		46
7.1	Further Assurances	46
7.2	Press Releases	46

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7.3	Fees and Expenses	46
7.4	Mutual Release	46
7.5	Directors’ and Officers’ Indemnification	47
7.6	Post-Closing Record Retention and Access	49
7.7	Tax Matters	49
7.8	Disclaimer	53
7.9	Certain Employee and Employee Benefits Matters	54
7.10	Consents	55
7.11	Pre-Closing Reorganization	55

ARTICLE 8 CONDITIONS TO CLOSING		56
8.1	Conditions to the Obligations of the CP Blocker Seller and the Company	56
8.2	Conditions to Purchaser’s and Merger Sub’s Obligations	57

ARTICLE 9 TERMINATION		59
9.1	Termination	59
9.2	Effect of Termination	60

ARTICLE 10 MISCELLANEOUS		61
10.1	No Survival	61
10.2	Sellers’ Representative	61
10.3	Amendment and Waiver	63
10.4	Notices	64
10.5	Assignment	66
10.6	Severability	66
10.7	Construction and Interpretation	66
10.8	Captions	66
10.9	No Third-Party Beneficiaries	67
10.10	Specific Performance	67
10.11	Complete Agreement	67
10.12	Counterparts	67
10.13	Governing Law	67
10.14	Waiver of Jury Trial	68
10.15	Exclusive Jurisdiction and Venue	68
10.16	Disclosure Schedules	68
10.17	Non-Recourse	69
10.18	Guarantee	70

ARTICLE 11 DEFINITIONS		71

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STOCK PURCHASE AGREEMENT

AND

PLAN OF MERGER

This STOCK PURCHASE AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 4, 2018, by and among (i) NU Pet Company, a Delaware corporation (“Purchaser”), (ii) PR Merger Sub I, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Purchaser (“Merger Sub”), (iii) Ainsworth Pet Nutrition Parent, LLC, a Delaware limited liability company (the “Company”), (iv) CP APN, Inc., a Delaware corporation (“CP Blocker”), (v) CP APN, L.P., a Delaware limited partnership (“CP Blocker Seller” and, together with CP Blocker, the “CP Blocker Parties”), (vi) solely in its capacity as the representative of the CP Blocker Seller and the holders of the Acquired Units, CP APN, L.P., a Delaware limited partnership (the “Sellers’ Representative”) and (vii) solely for purposes of Section 10.18 and certain sections of Article V, The J. M. Smucker Company, an Ohio corporation (the “Guarantor”). Each of the above referenced parties is sometimes herein referred to individually as a “Party” and collectively as the “Parties.” Certain capitalized terms used herein are defined in Article 2.

WHEREAS, CP Blocker and the other Unitholders collectively own all of the Company’s issued and outstanding Units (as such term is defined in the Company LLC Agreement) (the “Company Units”; the Company Units held by CP Blocker, the “CP Blocker Units”; and the Company Units other than the CP Blocker Units, the “Acquired Units”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Purchaser desires to purchase from CP Blocker Seller, and the CP Blocker Seller desires to sell to Purchaser, all of the issued and outstanding capital stock of CP Blocker (the “CP Blocker Stock”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), Purchaser, Merger Sub and the Company are hereby adopting a plan of merger, which provides (i) for the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Surviving Company”), (ii) that each issued and outstanding Acquired Unit will be converted into the right to receive a portion of the Aggregate Final Consideration allocable to the Acquired Units upon the terms and subject to the conditions set forth herein and based upon the applicable liquidation preferences and other rights, preferences and privileges of such Acquired Units as set forth in the Company LLC Agreement, and (iii) that each issued and outstanding CP Blocker Unit will remain outstanding and be retained by CP Blocker;

WHEREAS, the board of managers of the Company (the “Company Board”) has declared the advisability of this Agreement for its equityholders and approved and adopted this Agreement (a copy of such declaration and approval having been provided to Purchaser);

WHEREAS, the Supporting Unitholders have approved and adopted this Agreement in their capacity as Unitholders pursuant to a written consent (the “Written Consent”) (a copy of such Written Consent having been provided to Purchaser) and APN Inc. and Lang LLC have entered into a support agreement (a copy of which has been provided to Purchaser);

and

WHEREAS, the board of directors of Purchaser, and Purchaser in its capacity as the sole member of Merger Sub, has approved and adopted this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE OF THE CP BLOCKER STOCK; MERGER

1.1    Purchase and Sale of CP Blocker Stock. On the terms and subject to the conditions set forth in this Agreement, at the Closing and immediately prior to the Effective Time, the CP Blocker Seller shall sell to Purchaser, and Purchaser shall purchase from the CP Blocker Seller, the CP Blocker Stock, free and clear of all Liens (other than any Liens arising under the Securities Act, state securities Laws or Liens created by or resulting from actions of Purchaser) (the “CP Blocker Stock Acquisition”). The aggregate purchase price for the CP Blocker Stock payable by Purchaser shall be: (i) at the Effective Time, the portion of the Aggregate Estimated Closing Consideration that would be distributed in respect of the CP Blocker Units had the Aggregate Estimated Closing Consideration been distributed by the Company in accordance with the Payment Schedule (such amount, the “CP Blocker Consideration”), and (ii) following the Effective Time, the amounts payable, if any, in respect of the CP Blocker Stock (A) pursuant to Section 1.13, (B) upon release of the Escrow Amount pursuant to the terms of the Escrow Agreement, (C) upon release of the Sellers’ Representative Expense Fund pursuant to the terms of Section 10.2(e) and (D) pursuant to Section 7.7(d) and Section 7.7(h).

1.2    Merger of the Company. At the Effective Time and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DLLCA, Merger Sub shall merge with and into the Company, the separate limited liability company existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Merger”). At the Closing, the Parties shall be deemed to consummate the CP Blocker Stock Acquisition immediately prior to the consummation of the Merger, but neither the CP Blocker Stock Acquisition nor the Merger shall be consummated unless both transactions are consummated.

1.3    The Closing and the Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Ave., New York, NY commencing at 10:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to each Party’s obligation to consummate the transactions contemplated by this Agreement (other than the conditions which by their nature are to be satisfied at the Closing), or at such other place, by such other method (including, without limitation, by way of electronic exchange of signature pages and deliveries) or on such other date as is mutually agreed to in writing by Purchaser and the Sellers’ Representative; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2 (other than the conditions which by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur on the earlier of (i) the date during the Marketing Period specified by Purchaser on no less than three (3) Business Days’ notice to the Company and CP Blocker, and (ii) the Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (subject in each case of clauses (i) and (ii) to the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions which by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) as of the date determined pursuant to this proviso). The date of the Closing is referred to herein as the “Closing Date.” All matters to be calculated as of the Closing Date pursuant to this Agreement shall be calculated as of the Determination Time. On the Closing Date, and on the terms and subject to the conditions set forth in this Agreement, the Parties shall cause the Merger to be consummated by filing the Certificate of Merger (the “Certificate of Merger”) in substantially the form attached hereto as Exhibit A, with the Secretary of State of the State of Delaware as required by, and executed in accordance with, the applicable provisions of the DLLCA (the time of such filing with, and acceptance by, the Secretary of State of the State of Delaware, or such later time as may be agreed upon in writing by Purchaser and the Company and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”).

1.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time by virtue of the Merger and without any action on the part of Merger Sub or the Company, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.5    Organizational Documents of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, (a) the limited liability company agreement of the Surviving Company shall be the limited liability company agreement of Merger Sub (the “Surviving Company Operating Agreement”) (except that the Surviving Company Operating Agreement shall automatically be amended, without further action, to update the name set forth in the Surviving Company Operating Agreement to be the name of the Surviving Company), and (b) the certificate of formation of the Surviving Company shall be the certificate of formation of the Company, each as in effect immediately prior to the Effective Time.

1.6    Member and Officers of the Surviving Company. The sole member of Merger Sub immediately prior to the Effective Time shall be the sole member of the Surviving Company immediately after the Effective Time. Until duly removed or until successors are duly elected or appointed and qualified, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company immediately after the Effective Time.

1.7    Treatment of Company Units and Limited Liability Company Interests of Merger Sub and CP Blocker Units.

(a)    Effect on the Acquired Units. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the Unitholders, each Acquired Unit issued and outstanding immediately prior to the Effective Time, on the terms and conditions set forth in this Agreement, shall be converted automatically into the right to receive a portion of the Aggregate Final Consideration as follows: (i) at the Effective Time, the portion of the Aggregate Estimated Closing Consideration allocable to such Acquired Unit (which, for the avoidance of doubt, will vary depending on the designation and participation threshold of such Acquired Unit in the Company LLC Agreement) in accordance with the Payment Schedule, and (ii) following the Effective Time, the amounts payable, if any, in respect of each Acquired Unit issued and outstanding immediately prior to the Effective Time (A) pursuant to Section 1.13, (B) upon release of the Escrow Amount pursuant to the terms of the Escrow Agreement, (C) upon release of the Sellers’ Representative Expense Fund pursuant to the terms of Section 10.2(e) and (D) pursuant to Section 7.7(d) and Section 7.7(h). All Acquired Units, by virtue of such conversion, shall cease to be outstanding, shall automatically be cancelled and retired and cease to exist, and each former holder thereof shall cease to have any rights with respect thereto, except the right to receive the portion of the Aggregate Final Consideration provided for in this Section 1.7(a). For the avoidance of doubt, in no event shall CP Blocker be entitled to receive any portion of the Aggregate Final Consideration payable pursuant to this Section 1.7(a).

(b)    Limited Liability Company Interests of Merger Sub and CP Blocker Units. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, CP Blocker, the Company or Purchaser, (i) all of the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time and (ii) all CP Blocker Units shall each be converted into and exchanged for limited liability company interests in the Surviving Company. Each certificate of Merger Sub evidencing ownership of any of its limited liability company interests, if any, and each certificate representing CP Blocker Units, if any, shall automatically be deemed to evidence ownership of such interests of the Surviving Company.

1.8    Mechanism of Payment.

(a)    Prior to the Closing and in any event not later than ten (10) Business Days after the date hereof, the Company shall deliver to (i) each Unitholder (other than CP Blocker) a Letter of Transmittal substantially in the form attached as Exhibit B hereto (a “Letter of Transmittal”) and (ii) each Phantom Plan Participant a SAR Cancellation Agreement substantially in the applicable form attached as Exhibit C hereto (a “SAR Cancellation Agreement”). At the Effective Time, Purchaser shall deliver to each Unitholder (other than CP Blocker) that has delivered, no later than two (2) Business Days prior to the Closing Date, a Letter of Transmittal in accordance with this Section 1.8(a), to the account set forth in such Letter of Transmittal, by wire transfer of immediately available funds, the portion of the Aggregate Estimated Closing Consideration payable to such holder in accordance with Section 1.7(a) and the Payment Schedule.

(b)    Following the Closing, upon delivery by a Unitholder (other than CP Blocker) that did not receive a portion of the Aggregate Estimated Closing Consideration at the Closing pursuant to Section 1.8(a) to the Surviving Company of a Letter of Transmittal, the

Surviving Company shall deliver to such Unitholder, within five (5) Business Days after such delivery, to the account set forth in such Letter of Transmittal, by wire transfer of immediately available funds, cash in an amount equal to the portion of the Aggregate Estimated Closing Consideration payable to such Unitholder in accordance with Section 1.7(a). No interest or dividends will be paid or accrued on the consideration payable to any Unitholder hereunder. Until surrendered in accordance with the provisions of this Section 1.8(b), the Acquired Units shall represent, for all purposes, only the right to receive an amount in cash equal to the portion of the Aggregate Final Consideration payable in respect thereof pursuant to Section 1.7(a), without any interest or dividends thereon.

(c)    None of Purchaser, Merger Sub, the CP Blocker Parties, the Company, the Sellers’ Representative or the Surviving Company shall be liable to any Person in respect of any cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. To the extent consideration hereunder is unclaimed and would otherwise escheat pursuant to applicable Law, any portion of the Aggregate Estimated Closing Consideration remaining unclaimed by Unitholders or Phantom Plan Participants twelve (12) months after the Closing Date (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become the property of the Surviving Company free and clear of any claim or interest of any Person previously entitled thereto and may thereafter be paid by Surviving Company to Purchaser, at Purchaser’s option.

(d)    Each Letter of Transmittal and SAR Cancellation Agreement delivered pursuant to Section 1.8(a) and 1.8(b) must be duly executed by the applicable Unitholder or Phantom Plan Participant and completed in accordance with the instructions thereto.

(e)    Following delivery of a fully executed SAR Cancellation Agreement by a Phantom Plan Participant, Purchaser shall pay any amounts payable to such Phantom Plan Participant to the Surviving Company (for the benefit and further payment to such Phantom Plan Participant in accordance with the Payment Schedule), which shall promptly pay such amounts to such Phantom Plan Participants, less applicable withholding Taxes, in accordance with the Surviving Company’s customary payroll practices. For the avoidance of doubt, no Phantom Plan Participant shall be entitled to receive any proceeds payable to him or her under the SAR Phantom Stock Plan as a result of the transactions contemplated by this Agreement until and unless he or she properly executes and delivers a SAR Cancellation Agreement.

1.9    No Further Ownership Rights in the Company Units. The portion of the Aggregate Final Consideration paid in respect of the Company Units (or, in the case of CP Blocker Units, the limited liability company interests of the Surviving Company issued in respect thereof) in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such Company Units (including such CP Blocker Units), and, upon the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Units (including such CP Blocker Units) which were outstanding immediately prior to the Effective Time.

1.10    Payment of Indebtedness. It is contemplated by the Parties that, upon the Closing, all Indebtedness set forth on Schedule 1.10 (“Closing Repaid Indebtedness”) will be fully repaid and that such repayment will be funded by Purchaser. In order to facilitate such repayment, prior to the Closing, the Company shall obtain customary payoff letters for all such Closing Repaid Indebtedness, which payoff letters shall acknowledge the aggregate payment obligations necessary to discharge such Indebtedness of the APN Entities and agree to release any and all Liens related thereto on the Closing Date.

1.11    Closing Estimate Certificate. No later than two (2) Business Days prior to the Closing, the Company shall deliver to Purchaser a certificate (the “Closing Estimate Certificate”) setting forth:

(a)    the Estimated Cash;

(b)    the Estimated Working Capital;

(c)    the Estimated Indebtedness;

(d)    the Estimated Sellers’ Transaction Expenses;

(e)    the Aggregate Estimated Closing Consideration; and

(f)    a schedule of (i) the CP Blocker Consideration payable to CP Blocker Seller, (ii) the portion of the Aggregate Estimated Closing Consideration amount payable to each holder of Acquired Units and (iii) the amount payable to each Phantom Plan Participant.

All payments to be made by Purchaser pursuant to Section 1.12 shall be made in accordance with the amounts for such items set forth in the Closing Estimate Certificate, as applicable.

1.12    Deliveries at the Closing. At the Closing, the Parties, as applicable, shall deliver, or cause to be delivered, each of the following:

(a)    Purchaser shall deliver, by wire transfer of immediately available funds, to an account designated in writing by the CP Blocker Seller, the CP Blocker Consideration in accordance with Section 1.1 and the Payment Schedule;

(b)    Purchaser shall deliver, by wire transfer of immediately available funds, to each holder of Acquired Units that has delivered a Letter of Transmittal in accordance with Section 1.8(a), to the account set forth in such Letter of Transmittal, the portion of the Aggregate Estimated Closing Consideration payable to such holder in accordance with Section 1.7(a) and the Payment Schedule.

(c)    Purchaser shall deliver, by wire transfer of immediately available funds, to an account designated in writing by the Escrow Agent, cash in an amount equal to the Escrow Amount;

(d)    Purchaser shall deliver, by wire transfer of immediately available funds, to an account designated in writing by the Sellers’ Representative, cash in an amount equal to the Sellers’ Representative Expense Fund in accordance with Section 10.2(e);

(e)    Purchaser shall repay, or cause to be repaid, on behalf of the APN Entities and CP Blocker, as applicable, all of the Closing Repaid Indebtedness on the Closing Date in accordance with Section 1.10;

(f)    Purchaser shall pay, or cause to be paid, all Sellers’ Transaction Expenses (and in the case of payments to Phantom Plan Participants, in accordance with Section 1.8(e));

(g)    the CP Blocker Seller shall deliver to Purchaser a certificate, dated as of the Closing Date, signed under penalty of perjury and in form and substance as required under the Treasury regulations promulgated under Sections 1445 and 897 of the Code, certifying that CP Blocker Seller is not a “foreign person” as defined in Section 1445(f) of the Code;

(h)    the Company shall deliver to Purchaser a certificate certifying that interests in the Company are not “United States real property interests”, which certificate shall be signed under penalties of perjury and in accordance with the provisions of Section 1.1445-11T(d)(2)(i) of the Treasury regulations promulgated under the Code; and

(i)    the CP Blocker Seller shall deliver to Purchaser a stock certificate representing all of the CP Blocker Stock, endorsed in blank or accompanied by duly executed assignment documents, or affidavit(s) of loss in lieu thereof.

1.13    Determination of Post-Closing Adjustment.

(a)    Promptly, but in any event within ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative (x) a consolidated balance sheet of the APN Entities as of the Determination Time (the “Closing Balance Sheet”) and (y) a statement, duly certified by each of Purchaser and the chief financial officer of the Surviving Company as accurately setting forth Purchaser’s good faith determination of (i) Cash, (ii) the Sellers’ Transaction Expenses, (iii) Indebtedness as of the Closing, (iv) Working Capital and (v) the Aggregate Adjusted Closing Consideration (such statement, the “Closing Statement”). The Closing Statement shall be prepared based upon the facts and circumstances of the APN Entities as of the Determination Time in accordance with the definitions as provided in this Agreement and the Agreed Accounting Principles. The Parties agree that this Section 1.13 and the preparation of the Closing Statement is not intended to permit the introduction of judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies different from those used by the Company in the preparation of the Latest Balance Sheet and in accordance with the Agreed Accounting Principles. If Purchaser fails to timely deliver a Closing Statement in accordance with this Section 1.13(a), then the Closing Estimate Certificate will be deemed to be the Closing Statement, and the Sellers’ Representative may deliver a Dispute Notice with respect thereto in accordance with Section 1.13(b).

(b)    If the Sellers’ Representative disagrees with any portion of the Purchaser’s determination of the Cash, Indebtedness, Working Capital, the Sellers’ Transaction Expenses and/or the Aggregate Adjusted Closing Consideration, in each case, as reflected on the Closing Statement or any portion of the Closing Balance Sheet, the Sellers’ Representative may, within forty-five (45) days after receipt of the Closing Statement and the Closing Balance Sheet, deliver a written notice (the “Dispute Notice”) to Purchaser setting forth the Sellers’ Representative’s calculation of each disputed amount (each an “Item of Dispute”). The Sellers’ Representative and its agents, accountants, auditors and representatives shall have reasonable access to all books and records and work papers (including those of Purchaser’s, CP Blocker’s and the APN Entities’ accountants and auditors) relating to the Closing Statement and the Closing Balance Sheet and all other items reasonably requested by the Sellers’ Representative or its agents, accountants, auditors or representatives, as applicable, as well as reasonable access to employees, accountants, auditors and representatives of Purchaser, CP Blocker and the APN Entities to assist the Sellers’ Representative and its agents, accountants, auditors and representatives in its and their review of such work papers, the Closing Statement and the Closing Balance Sheet. If Purchaser does not receive a Dispute Notice within forty-five (45) days after receipt by the Sellers’ Representative of the Closing Statement and the Closing Balance Sheet, the Closing Statement and the Closing Balance Sheet shall be conclusive and binding upon each of the Parties. If Purchaser receives a Dispute Notice from the Sellers’ Representative within forty-five (45) days after receipt by the Sellers’ Representative of the Closing Statement and the Closing Balance Sheet, Purchaser and the Sellers’ Representative shall use reasonable efforts to resolve each Item of Dispute, and, if any Item of Dispute is so resolved, the Closing Statement or the Closing Balance Sheet, as applicable, shall be modified to the extent necessary to reflect such resolution. If any Item of Dispute remains unresolved as of the thirtieth (30th) day after delivery by the Sellers’ Representative of the Dispute Notice, Purchaser and the Sellers’ Representative shall jointly retain Grant Thornton LLP (the “Arbiter”) to resolve such remaining disagreement, it being understood that any item not included as an Item of Dispute in the Dispute Notice shall be conclusive and binding upon each of the Parties as set forth in the Closing Statement and the Closing Balance Sheet. Purchaser and the Sellers’ Representative shall request that the Arbiter render a determination as to each unresolved Item of Dispute within thirty (30) days after the Arbiter’s retention, and Purchaser and the Sellers’ Representative shall, and Purchaser shall cause CP Blocker and the APN Entities and each of their respective agents, accountants, auditors and representatives to, cooperate fully with the Arbiter so as to enable it to make such determination as quickly and accurately as reasonably practicable, including by the provision by Purchaser, CP Blocker and the APN Entities of all books and records and work papers (including those of CP Blocker’s and the APN Entities’ accountants and auditors) relating to the Closing Statement or the Closing Balance Sheet and all other items reasonably requested by the Arbiter (in each case in such a manner so as not to waive or eliminate any privilege applicable to any such information). The Arbiter shall consider only those Items of Dispute that remain unresolved by Purchaser and the Sellers’ Representative. In resolving any Item of Dispute, the Arbiter may not assign a value to any item greater than the greatest value, or less than the smallest value, for such item claimed by Purchaser on the Closing Statement and the Closing Balance Sheet or the Sellers’ Representative in the Dispute Notice. The Arbiter’s determination(s) shall be based upon the definitions of Cash, Sellers’ Transaction Expenses, Indebtedness, Working Capital and Aggregate Adjusted Closing Consideration (as applicable) included herein and the Agreed Accounting Principles, and shall not be an independent review. The Arbiter’s determination of each Item of Dispute submitted to it shall be in writing, shall conform with this Section 1.13 and shall be conclusive and binding upon each of the Parties, and the Closing Statement and the Closing Balance Sheet shall be modified to the extent necessary to reflect such determination(s). The Arbiter shall allocate its fees, costs and expenses between Purchaser, on the one hand, and the Sellers’ Representative (on behalf of the CP Blocker Seller and the Unitholders (other than CP Blocker)), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each such Party bears to the amount actually contested by such Party. For example, if the Sellers’ Representative claims in a Dispute Notice that the Items of Dispute are in the aggregate $1,000 greater than the amounts determined for such items by Purchaser in the Closing Statement, and the Arbiter ultimately determines to award the Sellers’ Representative $600 of the $1,000 contested, then the fees, costs and expenses of the Arbiter will be allocated 60% (i.e., 600 ÷ 1,000) to Purchaser and 40% (i.e., 400 ÷ 1,000) to the Sellers’ Representative (on behalf of the CP Blocker Seller and the Unitholders (other than CP Blocker)). Cash, Sellers’ Transaction Expenses, Indebtedness as of the Closing and Working Capital, in each case as finally determined pursuant to this Section 1.13, are referred to herein as the “Actual Cash,” “Actual Sellers’ Transaction Expenses,” “Actual Indebtedness” and the “Actual Working Capital,” respectively. The Sellers’ Representative shall promptly revise the Payment Schedule to reflect the final determination of such amounts.

(c)    If the Aggregate Adjusted Closing Consideration as finally determined pursuant to Section 1.13(b) is greater than the Aggregate Estimated Closing Consideration, then, within five (5) Business Days after the determination of Aggregate Adjusted Closing Consideration, (A) Purchaser shall pay, by wire transfer of immediately available funds, to (1) an account designated in writing by the CP Blocker Seller, the portion of such excess allocable to the CP Blocker Seller in accordance with Section 1.1 and the Payment Schedule, and (2) each holder of Acquired Units that has delivered a Letter of Transmittal in accordance with Sections 1.8(a) or 1.8(b), to the account set forth in such Letter of Transmittal, the portion of such excess allocable to such holder in accordance with Section 1.7(a) and the Payment Schedule, and (B) Purchaser and Sellers’ Representative shall jointly instruct the Escrow Agent to deliver to (1) an account designated in writing by the CP Blocker Seller, the portion of the Escrow Funds allocable to the CP Blocker Seller in accordance with Section 1.1 and the Payment Schedule, and (2) each holder of Acquired Units that has delivered a Letter of Transmittal in accordance with Sections 1.8(a) or 1.8(b), to the account set forth in such Letter of Transmittal, the portion of the Escrow Funds allocable to such holder in accordance with Section 1.7(a) and the Payment Schedule.

(d)    If the Aggregate Adjusted Closing Consideration as finally determined pursuant to Section 1.13(b) is less than the Aggregate Estimated Closing Consideration, then, within five (5) Business Days after the determination of the Aggregate Adjusted Closing Consideration, Purchaser and the Sellers’ Representative shall jointly instruct the Escrow Agent to (A) deliver, by wire transfer of immediately available funds, to an account designated in writing by the Purchaser from the Escrow Fund, an amount equal to the lesser of (x) such difference and (y) the then remaining balance of the Escrow Fund and (B) after giving effect to the delivery set forth in clause (A), deliver, by wire transfer of immediately available funds, to (1) an account designated in writing by the CP Blocker Seller, the portion of the then remaining balance of the Escrow Fund (if any) allocable to the CP Blocker Seller in accordance with Section 1.1 and the Payment Schedule, and (2) each holder of Acquired Units that has delivered a Letter of Transmittal in accordance with Sections 1.8(a) or 1.8(b), to the account set forth in such Letter of Transmittal, the portion of the then remaining balance of the Escrow Fund (if any) allocable to such holder in accordance with Section 1.7(a) and the Payment Schedule.

(e)    Notwithstanding anything to the contrary in this Agreement, (i) the CP Blocker Seller and the Unitholders shall have no liability to Purchaser or any of its Affiliates for any adjustment amount pursuant to this Section 1.13 except to the extent of the then remaining balance of the Escrow Fund and (ii) recovery from the Escrow Fund shall be the sole and exclusive remedy available to Purchaser and any of its Affiliates for any claims arising out of or relating to this Section 1.13, and neither Purchaser nor the Surviving Company nor any of their respective Affiliates shall have any claim against CP Blocker Seller or any Unitholder in respect thereof. Notwithstanding the foregoing, and for the avoidance of doubt, nothing in this Section 1.13(e) shall limit in any respect Purchaser’s rights under Section 7.7(h). The Parties agree that any amount paid under this Section 1.13 shall be treated as an adjustment to the Aggregate Final Consideration for Tax purposes and, except to the extent required by applicable Tax law, not to take any position inconsistent with such treatment on any Tax Return.

1.14    Allocation of Amounts Paid By Purchaser or Merger Sub. The Parties shall allocate the Aggregate Final Consideration for Tax purposes in accordance with (i) the allocation of the Aggregate Final Consideration between the CP Blocker Stock and the Acquired Units and (ii) the further allocation of the Aggregate Final Consideration (and any other relevant items for Tax purposes) among the assets of the APN Entities, in accordance with the principles of Sections 743, 751 and 755 of the Code and the Treasury Regulations thereunder and in the manner and in accordance with the methodology set forth on Exhibit D hereto (the “Purchase Price Allocation”). Purchaser shall prepare and deliver to the Sellers’ Representative a draft Purchase Price Allocation within 120 days following the Closing Date for the Sellers’ Representative’s review and comment. If Purchaser and the Sellers’ Representative are unable to resolve any disagreement regarding the Purchase Price Allocation within thirty (30) days of the Sellers’ Representative’s submission of revisions to the Purchase Price Allocation, then any remaining disputed matters will be submitted to the Arbiter for resolution. The Sellers’ Representative and Purchaser shall jointly instruct the Arbiter that it (i) shall be bound to make a determination in accordance with Exhibit D hereto, (ii) shall review only the matters that were included in the written submission of the parties to the Arbiter and which remain in dispute (which, for the avoidance of doubt, shall be limited to the items that were the subject of the Sellers’ Representative’s proposed revisions to the Purchase Price Allocation), and (iii) shall not assign a value for any disputed item that is greater than the greatest value, or smaller than the smallest value, advocated for by the Sellers’ Representative or Purchaser. On this basis, the Arbiter will determine those matters in dispute in accordance with this Section 1.14 and will render a written report as to the disputed matters and the resulting Purchase Price Allocation which report shall be conclusive and binding upon the parties. The fees and expenses of the Arbiter in respect of such report shall be paid one-half by Purchaser and one-half by the Sellers’ Representative (on behalf of the CP Blocker Seller and the Unitholders (other than CP Blocker)). The Parties shall cooperate in good faith to update the Purchase Price Allocation to reflect any adjustment to the Aggregate Final Consideration (and any other relevant items). Each of the Parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Purchase Price Allocation, as finally determined pursuant to this Section 1.14.

1.15    Withholding. Purchaser and the Company shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax law; provided, that promptly upon becoming aware of any potential required withholding (other than in respect of wages or other similar compensation for services), Purchaser shall notify the Sellers’ Representative of such withholding obligation, in writing and in reasonable detail, and shall cooperate with Sellers’ Representative to reduce or eliminate any withholding that otherwise would be required. Amounts withheld pursuant to this Section 1.15 and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, if any Unitholder delivers to Purchaser at or prior to Closing an affidavit of non-foreign status pursuant to Section 1446(f)(2)(A) of the Code, Notice 2018-29, 2018-16 IRB, and any subsequent Department of Treasury or Internal Revenue Service guidance addressing the application of Section 1446(f) of the Code, then Purchaser shall not be permitted to withhold pursuant to Section 1446(f) of the Code unless pursuant to the terms of Section 1446(f)(2)(B) of the Code. Absent a change in Law or further regulatory guidance, the Parties agree that an Internal Revenue Service Form W-9 meeting the requirements set forth in Section 6.01 of Notice 2018-29, 2018-16 IRB shall satisfy the affidavit requirement of non-foreign status contemplated by Section 1446(f)(2)(A) of the Code.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES REGARDING THE APN ENTITIES

Except as set forth in the Disclosure Schedules, the Company hereby represents and warrants to Purchaser and Merger Sub, as of the date hereof, as follows:

2.1    Organization. Each APN Entity is duly organized, validly existing and in good standing under the Laws of its jurisdiction of its organization. Each APN Entity is duly qualified, licensed or admitted to do business as a foreign entity and is in good standing in every jurisdiction in which the operation of its business or the ownership of its assets requires it to be so qualified, licensed, admitted or in good standing, except to the extent the failure to be so qualified, licensed, admitted or in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has delivered to Purchaser complete copies of the organizational documents for each of the APN Entities as in effect as of the date hereof, and none of the APN Entities is in violation of its organizational documents in any material respect.

2.2    Power; Authorization of Transactions. Each APN Entity has all requisite limited liability company power and authority to carry on its business as now conducted, except where the failure to have such power or authority would not reasonably be expected to be material to the APN Entities, taken as a whole. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Company and the other APN Entities, as applicable, of this

Agreement, the other agreements contemplated hereby to which the Company and the other APN Entities are a party and the consummation of each of the transactions contemplated hereby or thereby have been duly and validly authorized by the Company Board and the Unitholders pursuant to the Written Consent (such authorization by the Company Board and pursuant to the Written Consent, having not been subsequently adversely modified or rescinded in any respect), and no other act or proceeding on the part of the Company, the other APN Entities, the Company Board or the Unitholders is necessary to authorize the execution, delivery or performance by the Company and the other APN Entities of this Agreement or any other agreement contemplated hereby or the consummation of any of the transactions contemplated hereby or thereby. This Agreement and the other documents contemplated hereby to which the Company and each other APN Entity is a party have been or will be duly executed and delivered by the Company and each other applicable APN Entity and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, this Agreement shall constitute, and the other agreements contemplated hereby upon execution and delivery by the Company and each other applicable APN Entity will each constitute, a valid and binding obligation of the Company and each such other APN Entity, enforceable against the Company and each such other APN Entity in accordance with its terms, except as such enforceability may be limited by (a) applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting creditors’ rights generally, and (b) applicable equitable principles (whether considered in a proceeding at law or in equity) (clauses (a) and (b), collectively, the “Enforceability Exceptions”).

2.3    Capitalization and Subsidiaries.

(a)    Schedule 2.3 accurately sets forth the total authorized, issued and outstanding equity interests of each APN Entity and the name and number of equity interests held by each equityholder thereof. All of the issued and outstanding equity interests of each APN Entity have been duly authorized, validly issued, fully paid and (to the extent applicable) nonassessable, and such equity interests have been issued in accordance with applicable state and federal securities Laws. The equityholders set forth on Schedule 2.3 hold of record and own all of the equity interests of each APN Entity free and clear of all Liens and any other restrictions on transfer (other than (w) any restrictions or Liens that will terminate or cease to exist in connection with the Closing, (x) any restrictions or Liens arising under the Securities Act or state securities Laws, (y) any restrictions or Liens arising under the organizational documents of such APN Entity and (z) Permitted Liens). None of the issued and outstanding equity interests of any APN Entity (1) were issued in violation of any preemptive rights of any equityholder or (2) are subject to any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DLLCA, the organizational documents of the applicable APN Entity or any Contract to which such APN Entity is a party or otherwise bound. Except as set forth in this Agreement or on Schedule 2.3, there are no outstanding or authorized options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which any APN Entity is a party or which is binding upon any APN Entity providing for the issuance, disposition, conversion, exchange or acquisition of any of its equity or any rights or interests exercisable therefor. Except for the SAR Phantom Stock Plan and the awards made thereunder, there are no outstanding or authorized equity appreciation rights, rights of first offer, performance equity interest, phantom stock, profits interest or similar rights, agreements or obligations (contingent or otherwise) issued by any APN Entity or to which any APN Entity is bound.

(b)    Except as set forth in this Agreement or on Schedule 2.3, there are no (i) voting trusts, proxies or similar agreements to which any APN Entity is a party or by which any APN Entity is bound with respect to the voting of any equity interest of or other voting interest in any APN Entity or (ii) obligations, including dissenters’ or appraisal rights, restricting the transfer of, or requiring the registration for sale of, any equity interest of or other voting interest in any APN Entity, except in each case, for those arising under the organizational documents of the APN Entities. Except as set forth on Schedule 2.3, no APN Entity owns or controls (directly or indirectly) any stock, partnership interest, joint venture interest, equity participation or other security or interest in any other Person. Schedule 2.3 sets forth each issued and outstanding award made under the SAR Phantom Stock Plan.

2.4    No Breach. Except as set forth on Schedule 2.4, and assuming the truth and accuracy of the representations and warranties of Purchaser and Merger Sub in Article 5, the execution, delivery and performance by the Company and each of the other APN Entities of this Agreement and the other agreements contemplated hereby to which the Company and each of the other APN Entities is a party, as the case may be, and the consummation of each of the transactions contemplated hereby or thereby will not (i) violate any provision of the organizational documents of the applicable APN Entity, (ii) violate any Law or other restriction of any Governmental Authority to which the applicable APN Entity is subject or by which any of its assets or properties is bound, (iii) violate, conflict with, result in a breach of, constitute a default under, require any consent by any Person under or result in the acceleration of, or result in the imposition of any Lien (other than Permitted Liens) under, any Material Contract or Permit to which any APN Entity is a party or by which any of its assets are bound, except, in the case of clauses (ii) and (iii), where the violation, conflict, breach, consent, default or acceleration would not reasonably be expected to be material to the APN Entities, taken as a whole, or (iv) require any authorization, consent, approval, exemption, filing, registration or notice of or to any Governmental Authority under the provisions of any Law (except for the filing and recordation of the Certificate of Merger as required by the DLLCA and any such actions required by the HSR Act or any other antitrust Law or Permit), except, in the case of clause (iv), where a failure to give such notice, to file or to obtain any such authorization, consent, approval, exemption, filing or registration would not reasonably be expected to be material to the APN Entities, taken as a whole.

2.5    Financial Statements.

(a)    Schedule 2.5(a) contains a true, correct and complete copy of each of the following financial statements (collectively, the “Financial Statements”):

(i)    the unaudited consolidated balance sheet of APN LLC and the APN Entities as of February 24, 2018 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of income for the eight (8) week period then ended; and

(ii)    the audited consolidated balance sheet of APN LLC and its Subsidiaries as of (A) December 30, 2017 and (B) December 31, 2016, and the related audited consolidated statements of income, changes in members’ equity and cash flows for the fiscal years then ended.

(b)    Except as set forth on Schedule 2.5(b), each of the Financial Statements presents fairly in all material respects the consolidated financial condition of APN LLC and its Subsidiaries and their consolidated results of operations and cash flows throughout the periods covered thereby, except as may be indicated in the notes thereto, and such Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that the unaudited Financial Statements are subject to normal year-end adjustments and reclassifications and lack footnote disclosure and other presentation items, none of which would reasonably be expected to be material in nature or amount to the APN Entities, taken as a whole).

(c)    No APN Entity has any liabilities, debts or obligations (whether absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) of any type that are required by GAAP to be disclosed on, reflected or reserved against in a consolidated balance sheet dated as of the date of this Agreement, other than liabilities and obligations (i) to the extent included or disclosed in the Financial Statements (including the notes thereto), (ii) incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which relate to breach of Contract, breach of warranty, tort, infringement or other violation of Law), (iii) incurred in connection with this Agreement or the transactions contemplated hereby, (iv) to be included in the computation of Indebtedness, Sellers’ Transaction Expenses or Working Capital, (v) disclosed on Schedule 2.5(c) or (vi) which would not reasonably be expected to be material to the APN Entities, taken as a whole.

(d)    The APN Entities have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurance that (i) all transactions are executed in accordance with the general or specific authorization of the management of the APN Entities, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP in all material respects and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.6    Absence of Certain Developments. Except as set forth on Schedule 2.6, since December 31, 2017, no Material Adverse Effect shall have occurred. Except (i) as set forth on Schedule 2.6 or (ii) in connection with the process for the sale of the Company and its Subsidiaries and CP Blocker or as contemplated by this Agreement, including Section 8.2(j) and 8.2(k), since December 31, 2017 until the date hereof, the businesses of the APN Entities have been conducted only in the ordinary course of business consistent with past practice and no APN Entity has:

(a)    (i) sold, leased, assigned, licensed, disposed of or otherwise transferred any of its material assets or portion thereof having a value in excess of $2,000,000 in the aggregate (excluding any Proprietary Rights), other than sales, leases, assignments, licenses, dispositions or transfers of finished goods inventory, obsolete assets or assets with no book value, in each case in the ordinary course of business consistent with past practice, (ii) purchased or otherwise acquired any material assets with a purchase price in excess of $2,000,000 in the aggregate (except for purchases of raw inventory in the ordinary course of business consistent with past practice), (iii) made any capital expenditures (except for capital expenditures which do not exceed $5,000,000 individually or in the aggregate or were made pursuant to Section 6.1(b)(2) or (iv) adopted a plan or agreement of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or material reorganization;

(b)    suffered any casualty loss, theft, damage or destruction of any tangible assets having a value in excess of $2,000,000 individually or in the aggregate, except for any such casualty loss, theft, damage or destruction fully covered by insurance;

(c)    created, incurred, assumed or guaranteed any Indebtedness outside the ordinary course of business involving more than $10,000,000 in the aggregate;

(d)    amended or authorized the amendment of any of its governing documents;

(e)    made any material change in its accounting or financial reporting methods or practices, except in so far as was required by a change in GAAP, including practices with respect to depreciation or amortization policies or rates and the payment of accounts payable or collection of accounts receivable, or taken any actions to accelerate sales into periods prior to the Closing that would otherwise reasonably have been expected to occur following the Closing;

(f)    made any loan to, or any acquisition of substantially all of the assets or equity of (including by merger or consolidation), any other Person, in each case involving a payment by such APN Entity in excess of $5,000,000 in the aggregate;

(g)    (i) granted or paid any increase in the compensation of or employee benefits payable to any of its current or former directors, officers or key employees, other than (A) ordinary course of business adjustments to compensation or benefits consistent with past practice, or (B) as required by applicable Law or the terms of any Employee Plan, (ii) granted, accelerated or modified the period of exercisability or vesting of equity compensation awards, (iii) established, adopted, entered into or amended any collective bargaining agreement or any other work rule or practice, (iv) hired or terminated (other than for cause) any employee, consultant or independent contractor having annualized base compensation greater than $200,000, (v) established, adopted, entered into, materially amended or terminated any material Employee Plan, except as required by applicable Law or pursuant to the terms of any Employee Plan, or (vi) granted any severance or termination pay to, or entered into any severance agreement with, any director, officer, consultant or individual independent contractor;

(h)    sold, transferred or assigned or granted any license or sublicense under or with respect to any material Proprietary Rights owned by any APN Entity, except non-exclusive licenses or sublicenses granted in the ordinary course of business consistent with past practice;

(i)    abandoned or failed to maintain any registered or pending material Proprietary Rights owned by any APN Entity, or failure to take or maintain reasonable measures to protect the confidentiality of any material trade secret owned by any APN Entity;

(j)    cancelled or taken any action that would reasonably be expected to result in the non-renewal or lapse of any insurance coverage of the APN Entities set forth on Schedule 2.18;

(k)    cancelled or compromised any material Action, or waived or released any material right, or instituted, settled or agreed to settle any Action, in each case, involving more than $500,000;

(l)    issued, granted, sold or otherwise permitted to become outstanding, acquired or pledged, or otherwise encumbered any equity interests, in each case, other than Permitted Liens or any Lien that will be discharged at Closing in connection with the repayment of the Closing Repaid Indebtedness;

(m)    created or incurred any Lien on any assets, in each case, other than Permitted Liens or any Lien that will be discharged at Closing in connection with the repayment of the Closing Repaid Indebtedness;

(n)    except in the ordinary course of business consistent with past practice or extensions at the end of a term of a Contract in the ordinary course of business consistent with past practice: entered into, transferred or terminated (except for any termination upon expiration of a term in accordance with the terms and conditions thereof), or materially modified or amended, or waived any material obligation of another party under, any Material Contract (or any Contract that, if in effect on the date hereof would constitute a Material Contract); or

(o)    entered into any Contract with respect to, or otherwise irrevocably committed to do, any of the foregoing.

2.7    Real Property.

(a)    Owned Real Property. Schedule 2.7(a) sets forth a complete and correct list of the address and owner of each Owned Real Property. With respect to each Owned Real Property, except as would not reasonably be expected to have a Material Adverse Effect: (i) the APN Entity has good, valid and marketable fee simple title to such Owned Real Property, which shall be free and clear of all Liens as of the Closing Date, except Permitted Liens, (ii) except as set forth in Schedule 2.7(a), no APN Entity has leased, subleased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (iii) no APN Entity is a party to any agreement or option to purchase or has a right of first refusal or first offer for any real property or interest therein; (iv) none of the Owned Real Property is subject to any purchase option, right of first refusal, right to purchase or other similar right; and (v) there is issued and in effect with respect to all of the Owned Real Property valid and enforceable owner’s title insurance policies (and true and correct copies of title insurance policies relating to all Owned Real Property as of the date hereof have been provided to Purchaser).

(b)    Leased Real Property. Schedule 2.7(b) sets forth a complete and correct list of the address and lessee of each Leased Real Property as of the date hereof. Except as set forth on Schedule 2.7(b) or as would not reasonably be expected to have a Material Adverse Effect, with respect to each of the leases, subleases, occupancy agreements or similar arrangements for such Leased Real Property (which the Company has made available correct and complete copies of each such lease, sublease, occupancy agreement and similar arrangement pursuant to which the applicable APN Entity occupies and uses the Leased Real Property, together with any and all amendments and modifications thereto and any guarantee thereof) (collectively, the “Leases”): (i) such Lease is valid, binding, enforceable against the applicable APN Entity, except as such enforceability may be limited by the Enforceability Exceptions; (ii) the APN Entity party thereto is not in breach or default under such Lease, or to the Knowledge of the Company, by the lessor of such Lease, and to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such breach or default; (iii) the applicable APN Entity to the respective Lease pertaining to each Leased Real Property has good and valid title to the leasehold estate under the Lease free and clear of any Liens, other than Permitted Liens; (iv) except for the Leases, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting any Person the right to purchase, use or occupy the Leased Real Property or the Owned Real Property, or any portion thereof.

(c)    Real Property Used in the Business. The Owned Real Property and the Leased Real Property, collectively, comprise all of the real property used in the operation of the business of the APN Entities.

(d)    Condemnation. There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation or eminent domain proceeding that materially and adversely interfere with the use, or could reasonably be expected to materially adversely affect the value of, any Owned Real Property or Leased Real Property or any party thereof, and neither the Company nor any of the APN Entities has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(e)    Buildings/Structures. All of the buildings, structures, other material improvements and building systems, including, without limitation, heating, ventilation, plumbing, electrical and air conditioning systems, and wiring, paving, and roofing, located on the Owned Real Property and Leased Real Property are in good operating condition and repair (normal wear and tear excepted), suitable for the conduct of the APN Entities’ business conducted on such property, except for any failure to be in such condition and repair that would not reasonably be expected to have a Material Adverse Effect.

2.8    Title to Tangible Assets. Except (a) for properties and tangible assets having a value of less than $2,000,000 in the aggregate that have been sold or otherwise disposed of by the APN Entities in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet, (b) as the Enforceability Exceptions may limit such title or leasehold interests and (c) as would not reasonably be expected to be material to the APN Entities, taken as a whole, (i) the APN Entities have good and valid title to, or a valid leasehold interest in or valid license to, all of the material tangible assets and personal property necessary to the operation of the business of the APN Entities, subject to no Liens except Permitted Liens, (ii) any Permitted Liens on such assets and personal property, individually or in the aggregate, do not materially interfere with the current use of any such tangible assets or personal property by the APN Entities or materially detract from the value of any such assets or personal property and (iii) to the Knowledge of the Company, there are no facts or conditions affecting any such tangible assets or personal property that, with or without notice of lapse of time, or both, would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such tangible assets and personal property.

2.9    Contracts and Commitments.

(a)    Schedule 2.9(a) accurately and completely lists the following Contracts to which any APN Entity is a party, by with any APN Entity is bound or to which any assets or property of any APN Entity is subject and which are in effect as of the date hereof (whether or not actually listed in Schedule 2.9(a), collectively the “Material Contracts”):

(i)    any Contract under which any APN Entity has borrowed any money or issued any note, indenture or other evidence of Indebtedness or guaranteed Indebtedness of others (other than intercompany indebtedness or endorsements for the purpose of collection), in each case having an outstanding principal amount in excess of $5,000,000;

(ii)    any Contract relating to any interest rate, foreign exchange, derivatives or hedging transaction with a notional amount equal to or greater than $2,000,000;

(iii)    any employment Contract (other than any Contract for “at-will” employment) providing for base compensation in excess of $200,000, other than any Employee Plan and any Contract that may be terminated without any material liability attributable thereto with less than 90 days’ notice;

(iv)    material Contract with any Governmental Authority under which any APN Entity receives, or is required to pay, an amount in cash in excess of $100,000 per annum;

(v)    any Contract (i) containing a covenant not to compete granted by any APN Entity in favor of a third party or that otherwise materially impairs the operation of the business of the APN Entities, (ii) that restricts any APN Entity from engaging in any line of business, developing, marketing, distributing or selling products or services or otherwise limits the freedom of any APN Entity from engaging in any line of business, (iii) containing exclusivity obligations or operational restrictions binding any APN Entity which limits the operations of the APN Entities, or (iv) containing “take or pay” provisions involving amounts in excess of $100,000 per annum;

(vi)    any Contract pursuant to which any APN Entity is a lessor or a lessee of any tangible personal property or holds or operates any tangible personal property owned by another Person, other than Contracts under which the aggregate annual rent or lease payments, as applicable, do not exceed $250,000;

(vii)    any Contract pursuant to which (i) any APN Entity grants to a third party a license to any Proprietary Rights material to the business of the APN Entities, taken as a whole (other than non-exclusive licenses in the ordinary course of business), or (ii) a third party grants any APN Entity a license to use any Proprietary Rights material to the business of the APN Entities, taken as a whole (other than (x) licenses, the payments for which do not exceed $250,000 per annum or (y) licenses for commercially available software or data, the payments for which do not exceed $250,0000 per annum);

(viii)    each of the Endorser Contracts;

(ix)    any Contract or series of related Contracts providing for the acquisition or disposition, directly or indirectly, of any business, capital stock, equity interest or material assets or any real property (whether by merger, sale of stock or equity interest, sale of assets or otherwise), in each case, involving potential payments, proceeds or carrying value in excess of $2,000,000;

(x)    any Leases relating to any Leased Real Property;

(xi)    any acquisition or divestiture Contract or other Contract entered into in connection therewith that contains any material indemnification right or obligation, or earn-out or similar obligation that remains in effect;

(xii)    any Contract pursuant to which any APN Entity has an obligation to make an investment in or loan to any Person (other than intercompany loans and arrangements solely among and/or between the APN Entities);

(xiii)    any Contract or series of related Contracts with (A) any of the 15 most significant customers (measured by dollar volume of sales to such customer for the fifty-two (52) week period ended December 30, 2017) of the APN Entities, taken as a whole (other than standard customer agreements which do not set forth volume or pricing commitments) and (B) any of the 15 most significant suppliers and vendors from which the APN Entities, taken as a whole, purchased materials, ingredients, supplies, services and other goods (measured by dollar volume of purchases from such suppliers and vendors for the fifty-two (52) week period ended December 30, 2017) (other than purchase orders);

(xiv)    any partnership, joint venture, limited liability company or similar Contract (including any material Contract providing for joint research, development, production or marketing of products);

(xv)    any Contract with co-manufacturers or co-packers involving payments in excess of $250,000 per annum;

(xvi)    any Contract with an Affiliate; and

(xvii)     any Contract, in each case not included in Section 2.9(a)(i)-(xvi) or otherwise set forth on Schedule 2.9, to which any APN Entity is a party or by or to which any of its assets are bound or subject which requires future payment by such APN Entity in excess of $1,000,000 per annum and is not terminable by it upon notice of ninety (90) calendar days or less for a cost of less than $1,000,000 (other than purchase orders and any standard terms and conditions incorporated therein).

(b)    Except as disclosed on Schedule 2.9(b) or as would not reasonably be expected to be material to the APN Entities, taken as a whole, each (i) Material Contract is valid, binding and enforceable against the APN Entity which is a party to such Material Contract, on the one hand, and, to the Knowledge of the Company, against the other party to such Material Contract, on the other hand, and is in full force and effect, except as such enforceability may be limited by the Enforceability Exceptions; provided, that for purposes of representations made as of the Closing Date, this representation shall not apply to Material Contracts, if any, which have been terminated in accordance with their terms after the date hereof, (ii) such APN Entity, on the one hand, and, to the Knowledge of the Company, the other party thereto, on the other hand, has performed all material obligations required to be performed by it to date under the Material Contracts to which it is a party and is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and (iii) such APN Entity has not provided or received any written notice of intention to terminate or otherwise materially and adversely modify the terms of any Material Contract and, to the Knowledge of the Company, no event or circumstances has occurred that, with or without notice or lapse of time or both, would constitute a material default thereunder or result in or give any Person a right to acceleration or early termination thereof. The Company has made available to Purchaser a true and complete copy of each Material Contract, including any material amendments, modifications or supplements thereto.

2.10    Proprietary Rights.

(a)    Schedule 2.10 contains a list, as of the date hereof, of all patents, patent applications, trademark registrations, trademark applications, domain name registrations, copyright registrations, and material proprietary software owned by any APN Entity, specifying as to each, as applicable, the current status and owner. Each APN Entity is the sole owner of or has a valid and enforceable license or right to use all of the Proprietary Rights that are material to or necessary for the operation of the business of each APN Entity as currently conducted, in each case, free and clear of Liens other than Permitted Liens.

(b)    Except as set forth on Schedule 2.10(b), no APN Entity or the conduct of the business of any APN Entity or the products, processes and services of any APN Entity is infringing or misappropriating, and no APN Entity has received any written claims within the past thirty-six (36) months claiming that the operation of the business of the APN Entities as presently conducted has infringed or misappropriated, the Proprietary Rights of any third party. To the Knowledge of the Company, no Person has infringed upon or misappropriated any of the material Proprietary Rights owned by any APN Entity within the past thirty-six (36) months, and no APN Entity has brought any Action within the past thirty-six (36) months alleging any infringement or misappropriation of any of the Proprietary Rights owned by any APN Entity. There are no Actions (including any opposition, cancellation, revocation, review, or other proceeding) settled, pending or to the Knowledge of the Company threatened: (i) alleging any infringement, misappropriation, or other violation by any APN Entity of the

Proprietary Rights of any Person; or (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Proprietary Rights owned by any APN Entity.

(c)    To the Knowledge of the Company, no current or former employee, consultant or contactor has any valid claim of ownership, in whole or in part, to any material Proprietary Rights owned by the APN Entities or improvements or derivative works thereof, or has asserted any such claim of ownership or right. To the Knowledge of the Company, all material Proprietary Rights owned (or purported to be owned) by the APN Entities were (i) developed by employees of the APN Entities within the scope of their employment as a work for hire or by employees of the APN Entities who have assigned their entire right, title and interest in and to such Proprietary Rights to an APN Entity pursuant to written agreements; (ii) developed by independent contractors who have assigned their entire right, title and interest in and to such Proprietary Rights to an APN Entity pursuant to written agreements; or (iii) otherwise acquired by the APN Entities from a third party who has assigned their entire right, title and interest in and to such Proprietary Rights to an APN Entity pursuant to written agreements. The APN Entities have taken reasonable steps to maintain and enforce the material Proprietary Rights owned by the APN Entities and to preserve the confidentiality of all material trade secrets owned by the APN Entities, including, to the Knowledge of the Company, by requiring Persons having access thereto to execute binding, written non-disclosure agreements.

(d)    The computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems, including any outsourced systems and processes, that are owned or used by the APN Entities (“Computer Systems”) are reasonably sufficient for the immediate material needs of the business of each APN Entity. In the past thirty six (36) months, there has been no material unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction, or other adverse event affecting any Computer Systems, that has caused or could reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Computer Systems or the conduct of the business of any APN Entity; (ii) material loss, destruction, damage, or harm of or to any APN Entity or its operations, personnel, property, or other assets; or (iii) material liability to any APN Entity. The APN Entities have taken reasonable actions, materially consistent with applicable industry practices, to protect the integrity and security of the Computer Systems and the data and other information stored or processed thereon and to protect the confidentiality, integrity, and security of personal information in the possession, custody or control of the APN Entities against unauthorized access, use, modification, disclosure, or other misuse. The APN Entities maintain commercially reasonable privacy and data security, backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities and act in material compliance therewith. The APN Entities have complied in all material respects with all applicable Laws regarding the collection, use, storage, transfer, or disposal of personal information and to the Knowledge of the Company, no APN Entity has experienced any loss, damage, or unauthorized access, disclosure, use, or breach of security of any personal information in the past thirty-six (36) months in any APN Entity’s possession, custody, or control, or otherwise held or processed on its behalf.

(e)    This Section 2.10 (along with Section 2.9(a)(vii)) contains the sole and exclusive representations and warranties of the APN Entities with respect to Proprietary Rights matters.

2.11    Litigation; Proceedings. Except as set forth on Schedule 2.11, as of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened against any APN Entity, at law or in equity, or before or by any Governmental Authority that, if determined adversely to such APN Entity, would reasonably be expected to be material to the APN Entities, taken as a whole. Except as set forth on Schedule 2.11, no APN Entity is subject to any currently effective judgment, order or decree of any Governmental Authority.

2.12    Compliance with Laws.

(a)    Except with respect to Proprietary Rights (which are the subject of Section 2.10), Environmental Matters (which are the subject of Section 2.13), Employee Plans (which are the subject of Section 2.15) and Tax Matters (which are the subject of Section 2.16) or as set forth on Schedule 2.12, (i) CP Blocker and each APN Entity is and in the last three (3) years has been in compliance with all Laws applicable to the ownership and operation of their businesses, including with respect to (A) the possession of or application for all Permits required under applicable Law for the operation of the business of the APN Entities as currently conducted and (B) the formulation, manufacture, processing, handling, labeling, storage, testing, packaging, transporting, distributing, marketing, advertising and promotion by or on behalf of the APN Entities of their products (including with respect to food safety and the preparation, labeling, sale and distribution of food in interstate and other commerce, the Federal Food, Drug and Cosmetic Act (“FDCA”), including the Food Safety Modernization Act, the Federal Trade Commission Act and all other Laws (collectively, “Food Safety Laws”)) (without limiting the foregoing clause (i): (1) none of the products of the business of the APN Entities are, or in the last three (3) years have been, adulterated or misbranded in any material respect within the meaning of the FDCA, or prohibited under Section 404 of the FDCA from being introduced into United States commerce, or contain any hazardous substance or banned substance within the meaning of the FDCA; (2) none of the APN Entities have received notice that any of the products of the business of the APN Entities are or at any time have been the subject of any warning letter, untitled letter, notice of violation or inspectional observation (including, without limitation, to FDA Form 483), notice of suspension, notice of intended enforcement, seizure, injunction, detention, or other regulatory enforcement action or criminal action issued, initiated or threatened by the FDA, FTC, any other Governmental Authority or under any Food Safety Law in the last three (3) years; (3) all manufacturing operations conducted by or for the APN Entities with respect to their products of the business are being, and in the last three (3) years have been, conducted in compliance with applicable Law, including, without limitation, in accordance with FDA good manufacturing practices and food safety regulations, and any other Food Safety Laws; (4) none of the APN Entities has received written notice that such manufacturing operations are or have been the subject of any warning letter, notice of violation, seizure, injunction, regulatory enforcement action or criminal action issued, initiated or threatened by the FDA, FTC, any other Governmental Authority or otherwise under any applicable Law in the last three (3) years; (5) in the last three (3) years, none of the APN Entities have been excluded, debarred or suspended from participation under any government program pursuant to any Law or otherwise; (6) all of the current labeling and packaging for the products of the business of the APN Entities are adequate for normal shipping and storage in the ordinary course of business; and (7) all statements and claims made with respect to, and all imagery appearing in connection with, the products of the business of the APN Entities including, without limitation, statements, claims and imagery regarding product formulation, nutrition, taste, ingredients, quality, performance, ingredient quality, ingredient identity, nutrient content claims, structure/function claims, wellness claims, health claims or any other claims regarding such products, whether on labeling, packaging or in advertising, including, without limitation, on television, radio, print, digital, in-store, on social media or otherwise) (collectively, “Advertising”) is, and in the last three (3) years has been, truthful and not misleading and not deceptive under any Law, and is adequately substantiated in written form, and in the last three (3) years none of the APN Entities has received written notice that any such labeling, packaging or Advertising is or has been the subject of any warning letter, notice of violation, regulatory enforcement action, industry enforcement action of competitive challenge issued, initiated or threatened by the FDA, FTC, any other Governmental Authority or otherwise under any applicable Law or by the National Advertising Division of the Better Business Bureau or the subject of an actual or potential class action lawsuit), (ii) none of the APN Entities has, in the last three (3) years, received written notice of any material violation of any Law, (iii) all material Permits of all Governmental Authorities that are required by the APN Entities to operate their businesses have been obtained and are in full force and effect, (iv) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of the Company, any threatened cancelation or revocation, of any Permit of an APN Entity and (v) none of the Permits of the APN Entities will be terminated or impaired terminable, in whole or in part, solely as a result of the transactions contemplated hereby, except in each case of this Section 2.12(a), where the failure to comply would not reasonably be expected to be material to the APN Entities, taken as a whole.

(b)    There is no Action by any Governmental Authorities against CP Blocker or any of the APN Entities, or any of their respective directors, managers, officers, employees, or to the Knowledge of the Company, agents, representatives or other Affiliates relating to any, and CP Blocker and all of the APN Entities are and have been for the last three years in compliance in all material respects with all Anti-Corruption Laws, anti-corruption or anti-kickback activity, including (i) the making of any promise to pay, payment of or authorization of payment of, directly or indirectly, money, bribes, unlawful rebates, payoffs, kickbacks, gratuity or anything of value to any Person for the purpose of influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances, (ii) the use of any organizational funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity or payments to any foreign or domestic Governmental Authority, officials or employees, or (iii) the establishment or maintenance of any unlawful fund of organizational funds, moneys or other properties. CP Blocker and the APN Entities have not, in the last three (3) years, received in writing any notice, request or citation for any actual or potential noncompliance with any of the foregoing and, to the Knowledge of the Company, no such notice, request or citation is threatened against CP Blocker or any of the APN Entities.

2.13    Environmental Matters. Except as set forth on Schedule 2.13:

(a)    The APN Entities are, and during the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws. Without limiting the foregoing, during the past three (3) years, the APN Entities: (i) have timely obtained and are and have been in compliance in all material respects with all Environmental Permits required under Environmental Law for the ownership, lease, operation or use of the business or assets of the APN Entities as currently conducted or conducted during said three (3) year period; and (ii) have prepared and timely filed with the appropriate jurisdictions all material reports, data, documentation and filings required pursuant to any Environmental Law.

(b)    In the last three (3) years, there has been no Release, disposal, dumping or deposit of any Hazardous Material by any APN Entity or, to the Knowledge of the Company, any other Person, at, on, under or from the Owned Real Property, the Leased Real Property or any other property occupied or used by any of the APN Entities that would reasonably be expected to: (i) constitute a material violation of any Environmental Law by any APN Entity; (ii) trigger any release reporting obligation under any Environmental Law by any APN Entity; or (iii) trigger any obligation to perform or pay for any investigation, assessment, clean-up, removal, response, remedial or other corrective action under any Environmental Law by any APN Entity.

(c)    To the Knowledge of the Company, there are no asbestos containing materials incorporated into or used on the buildings or any improvements that are a part of the Owned Real Property or the Leased Real Property.

(d)    In the last three (3) years, none of the APN Entities has received any written notice alleging that any APN Entity has sent any Hazardous Material to a site that, pursuant to any Environmental Law (i) has been placed or proposed for placement on the National Priorities List or any similar state list and (ii) is subject to or the source of an order, demand or request from a Governmental Authority to take any removal, remedial, response action or to pay for the costs of any such action.

(e)    In the last three (3) years, none of the APN Entities has received any written notice, order, demand, inquiry, summons, complaint, directive, warning, request for information, notice of violation or other written communication from any Governmental Authority, citizens’ group, employee or other Person claiming that it or its business is or may be liable for: (i) any actual or alleged material violation of or material noncompliance with any Environmental Law; (ii) any actual or alleged obligation to undertake or bear the cost of any material liabilities under any Environmental Law with respect to the Owned Real Property, the Leased Real Property or any property or facility at or to which any Hazardous Material generated, manufactured, stored, handled, imported, used or processed by any of the APN Entities has been transported, treated, stored, transferred, Disposed, recycled or received; or (iii) any personal injury or property damage related to any treatment, storage, disposal or Release of, or exposure to, any Hazardous Material (each, an “Environmental Notice”).

(f)    During the APN Entities’ occupation of the Owned Real Property or the Leased Real Property, there have been no underground storage tanks or related piping, waste disposal areas for Hazardous Materials or monitoring wells used by any APN Entity and located on, under or at any of such Owned Real Property or the Leased Real Property, nor have any such structures or materials been removed by or on behalf of any APN Entity from any of the Owned Real Property or the Leased Real Property, in each case except in accordance with applicable Environmental Laws in all material respects.

(g)    The Owned Real Property and, to the Knowledge of the Company, the Leased Real Property, are not subject to any Lien, environmental covenant, engineering or institutional control, activity and use limitation or other restriction under any Environmental Law, except where such Lien, covenant, control, activity and use limitation or restriction does not materially interfere with the APN Entities’ operations on the respective Owned Real Property or Leased Real Property as they are or have been conducted on or prior to the Closing Date, nor is any of the APN Entities subject to any pending or existing material Action, order or decree, schedule of compliance, settlement or other material restriction of its operations under any Environmental Law.

(h)    To the Knowledge of the Company, no applicable Environmental Law imposes any material site investigatory or remedial obligation on any of the APN Entities arising out of or as a condition of the transactions contemplated by this Agreement.

(i)    Except as set forth in any Leases for the Leased Real Property, none of the APN Entities has retained by written Contract any material liability of a third party under any Environmental Law.

(j)    The Company has delivered or made available to Purchaser true and complete copies of: (i) all material environmental reports, audits and assessments prepared in the past three (3) years within the possession or reasonable control of the Company or the APN Entities pertaining to Hazardous Materials or Environmental Law with respect to the assets or business of the APN Entities; (ii) all material Environmental Notices received by any of the APN Entities within the past three (3) years; and (iii) all material Environmental Permits issued to the APN Entities within the past three (3) years.

(k)    Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 2.13 are the sole and exclusive representations and warranties of the Company and each APN Entity concerning environmental matters, including matters arising under Environmental Laws or with respect to Hazardous Materials.

2.14    Labor Matters. None of the APN Entities is a party to, or otherwise bound by, any collective bargaining agreement with respect to employees of the APN Entities and there are no labor unions representing any employees employed by the APN Entities. To the Knowledge of the Company, there are and in the last three (3) years there have been no current union organizing activities among the employees or application for certification of a collective bargaining agent seeking to represent any of the employees of the APN Entities. In the last three (3) years, no unfair labor practice charge or complaint or other Action pertaining to labor relations or employment matters has been filed or, to the Knowledge of the Company, threatened, against any APN Entity with or by and Governmental Authority, including the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Authority. In the last three (3) years, there has been no work stoppage, strike, slowdown, picketing, lockout or other material labor dispute involving employees of the APN Entities, nor, to the Knowledge of the Company, is any such dispute threatened as of the date hereof. The APN Entities have not during the twenty-four (24) month period prior to the date hereof implemented any plant closings or other employee layoffs in violation of the WARN Act. Except as would not reasonably be expected to by material to the APN Entities, taken as a whole, the APN Entities are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, wage and hours, worker classification, withholding of employee taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

2.15    Employee Plans.

(a)    Schedule 2.15(a)(i) sets forth a complete list (listed by individual APN Entity) of all material Employee Plans. For purposes of this Agreement, “Employee Plans” means: (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all other severance pay, change in control payment, retention bonus, salary continuation, bonus, incentive, stock option, phantom stock/equity, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) all other material employee benefit plans, contracts, programs, funds, or arrangements (whether qualified or nonqualified, funded or unfunded, foreign or domestic) in respect of any present or former employees, directors, officers, shareholders, individual consultants, or independent contractors of the APN Entities that are sponsored or maintained by the APN Entities or with respect to which the APN Entities are required to make payments, transfers, or contributions. None of the APN Entities has any material liability with respect to any plan, arrangement or practice of the type described in the preceding sentence other than the Employee Plans. Except as set forth on Schedule 2.15(a)(ii), no APN Entity maintains or has any obligation to contribute to any Employee Plan which provides employer-paid post-employment health or life insurance benefits to current or former employees, current or future retirees of any APN Entity, or to the spouses, dependents or beneficiaries thereof, other than health continuation benefits under Code Section 4980B or other applicable Law.

(b)    None of the APN Entities has an obligation to contribute or any liability with respect to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, and no APN Entity has any liability with respect to any such plans on account of being considered a single employer under Section 414 of the Code with any other Person.

(c)    Copies of the following materials have been delivered or made available to Purchaser, to the extent applicable, with respect to each material Employee Plan: (i) all current plan documents for each Employee Plan or, in the case of an unwritten Employee Plan, a written description thereof; (ii) the most recently received determination letters from the IRS; (iii) the current summary plan descriptions, summaries of material modifications, annual reports (Form 5500 series), and summary annual reports; and (iv) the current trust agreements, insurance contracts, and other documents relating to the funding of benefits under any material Employee Plan..

(d)    There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by or on behalf of any Employee Plan or any trusts which are associated with such Employee Plans and, to the Knowledge of the Company, none of the Employee Plans are under audit or investigation by the Internal Revenue Service, the Department of Labor or any other agency that would result in a material liability to any APN Entity.

(e)    Except as set forth on Schedule 2.15(e), the Employee Plans have been maintained, funded and administered in all material respects in accordance with their terms and the applicable requirements of ERISA and the Code. To the Knowledge of the Company, there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Employee Plans that could result in any material liability or excise tax under ERISA or the Code being imposed on any of the APN Entities.

(f)    Each Employee Plan intended to be qualified under Code Section 401(a) has received a favorable determination or opinion letter from the Internal Revenue Service, and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of any such determination that would reasonably be expected to give the Internal Revenue Service grounds to revoke such determination.

(g)    With respect to each Employee Plan that is a group health plan benefiting any current or former employee of any of the APN Entities that is subject to Section 4980B of the Code, each APN Entity has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(h)    No Employee Plan is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Plan are provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(i)    All contributions, transfers and payments in respect of any Employee Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code.

(j)    All (i) material insurance premiums required to be paid with respect to, (ii) material benefits, expenses, and other amounts due and payable under, and (iii) material contributions, transfers, or payments required to be made to, any Employee Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date, to the extent required by the terms of such Employee Plan or applicable Law.

(k)    Except as set forth on Schedule 2.15(k), the execution and performance of this Agreement alone will not (i) constitute a stated triggering event under any

Employee Plan that will result in any material payment (whether of severance pay or otherwise) becoming due from any of the APN Entities to any current or former officer, employee, director or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of any of the APN Entities.

(l)    None of the APN Entities has agreed or committed to institute any material plan, program, arrangement or agreement for the benefit of employees or former employees of any of the APN Entities other than the Employee Plans, or to make any material amendments to any of the material Employee Plans.

(m)    No Employee Plan provides benefits to any individual who is not a current or former employee of any of the APN Entities, or the dependents or other beneficiaries thereof.

(n)    No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of any of the APN Entities or any of their affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan, in each case, currently in effect and maintained by one of the APN Entities would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(o)    Each Employee Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings, and proposed and final regulations) thereunder. None of the APN Entities has any obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred under Section 409A of the Code.

2.16    Tax Matters. Except as set forth on Schedule 2.16:

(a)    Each APN Entity has (i) filed all material Tax Returns required to have been filed by it and (ii) paid, withheld and/or collected all material amounts of Taxes required to have been paid, withheld or collect by it, as the case may be. All such Tax Returns are complete and accurate in all material respects. For any such Taxes required to be withheld or collected and paid over to a Taxing Authority, such Taxes were properly paid over to the relevant Taxing Authority.

(b)    No APN Entity has consented to extend the time in which any Tax may be assessed or collected by any Taxing Authority, which extension is in effect as of the date hereof (excluding any such extension inherent in the receipt, in the ordinary course of business, of an extension of time to file any Tax Return).

(c)    No Action or audit with respect to Taxes is currently in progress against or with respect to any APN Entity, and no APN Entity has received written notice that any such Action or audit is pending or threatened. No claim has been made in writing to any

APN Entity by any Taxing Authority in a jurisdiction in which any APN Entity does not file Tax Returns or pay Taxes that any such APN Entity is subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(d)    No APN Entity is a party to or bound by any (i) Tax allocation or Tax sharing agreement (excluding (x) the tax distribution provision of any limited liability company operating agreement of any APN Entity and (y) any indemnity or gross-up provision contained in any contract entered into by an APN Entity in the ordinary course of business the principal purpose of which does not relate to Taxes), (ii) Tax incentive or Tax abatement agreement or (iii) Internal Revenue Service private letter ruling or similar Tax ruling.

(e)    No APN Entity is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(f)    No election has been made to treat any APN Entity as a corporation for U.S. federal income tax purposes.

(g)    No APN Entity has been a member of an affiliated group filing a consolidated, combined or other similar Tax Return, and no APN Entity has liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or similar provisions of state, local or foreign Law) or (ii) as a result of any APN Entity’s assuming or succeeding to the Tax liability of any other Person as a successor, transferee, by Contract or under applicable Law (in each case, other than pursuant to any agreement excluded from the representation provided in Section 2.16(d)(i)).

(h)    This Section 2.16 contains the sole and exclusive representations and warranties of the Company with respect to Taxes.

2.17    Brokerage. Except for amounts payable to Goldman Sachs & Co., which is a Sellers’ Transaction Expense, none of the APN Entities has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser or any of the APN Entities would be liable after the Closing.

2.18    Insurance. Schedule 2.18 provides a complete and accurate list of each insurance policy maintained by or for the benefit of the APN Entities, their assets or properties or otherwise covering the operations of the business as of the date hereof. All such insurance policies are in full force and effect in accordance with their terms. To the Knowledge of the Company, no APN Entity is in material default or material breach with respect to its obligations under any such insurance policies, there exists no event which, with or without notice or the lapse of time or both, would constitute a material default or material breach under any such insurance policies and no APN Entity has received written notice of cancellation or non-renewal of any such insurance policies.    Each of the APN Entities are a named insured or an insured under each such insurance policy. In the last three (3) years, none of the APN Entities has been refused any insurance, nor has any of their coverage been limited, by any insurance carrier to which any of them applied for insurance or with which any of them has carried insurance as of the date hereof. There is no material claim by or with respect to the APN Entities pending under any of such insurance policies as to which coverage has been denied by the underwriters of such policies. All premiums payable under such insurance policies have been timely paid, and the APN Entities have otherwise materially complied with the terms and conditions of such policies. To the Knowledge of the Company, since the time any such insurance policies were last renewed or issued, there has not been any threated termination of, or material premium increase with respect to or material alteration of coverage under, any such insurance policies.

2.19    Affiliated Transactions. Except (x) as set forth on Schedule 2.19 or as contemplated by Schedule 8.2(j) and (y) for the Airplane Disposition Contracts, no officer, director or Affiliate of any APN Entity (other than any other APN Entity) is a party to any material Contract with any APN Entity or has any interest in any material property used by any of the APN Entities in the operation of the business.

2.20    Customers and Suppliers. Schedule 2.20 sets forth the ten (10) largest customers (collectively, the “Material Customers”) and the ten (10) largest suppliers (collectively, the “Material Suppliers”) of the Company on a consolidated basis (and the dollar volumes related thereto), in each case for the year ended December 30, 2017. In the past twelve (12) months, no Material Customer or Material Supplier has (i) canceled or otherwise terminated or, to the Knowledge of the Company, made any threats to cancel or otherwise terminate, its relationship with the Company or applicable APN Entity; (ii) materially decreased or, to the Knowledge of the Company, threatened to materially decrease, its purchases or supplies, as the case may be, from or to, as the case may be, the Company or applicable APN Entity; or (iii) changed or, to the Knowledge of the Company, threatened to change, its payment, pricing or other material terms in a manner adverse to the Company or applicable APN Entity.

2.21    No Other Representations. Without limiting the generality of Section 7.8, except as expressly set forth in this Article 2, the Company does not make (and has not made) any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE CP BLOCKER SELLER

Except as set forth in the Disclosure Schedules, the CP Blocker Seller hereby represents and warrants to Purchaser and Merger Sub, as of the date hereof, as follows:

3.1    Organization. The CP Blocker Seller is a Delaware limited partnership, duly organized, validly existing and in good standing under the Laws of Delaware.

3.2    Power; Authorization of Transactions. The CP Blocker Seller has all requisite organizational power and authority to execute and deliver this Agreement and the other documents contemplated hereby to which the CP Blocker Seller is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by CP Blocker Seller of this Agreement, the other agreements contemplated hereby to which CP Blocker Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by CP Blocker Seller’s general partner and/or other governing body and no other act or proceeding on the part of CP Blocker Seller, or its general partners and/or other governing body, is necessary to authorize the execution, delivery and performance of this Agreement or the other agreements contemplated hereby to which CP Blocker Seller is a party and the consummation of the transactions contemplated hereby or thereby. This Agreement and the other documents contemplated hereby to which the CP Blocker Seller is a party have been or will be duly executed and delivered by the CP Blocker Seller and, assuming the due execution and delivery of this Agreement and the other documents contemplated hereby to which the CP Blocker Seller is a party by the other parties hereto and thereto, shall constitute, or when executed and delivered will each constitute, a valid and binding agreement of the CP Blocker Seller, enforceable in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

3.3    No Breach. Assuming the truth and accuracy of the representations and warranties of Purchaser and Merger Sub in Article 5, the execution, delivery and performance by the CP Blocker Seller of this Agreement and the other agreements contemplated hereby to which the CP Blocker Seller is a party and the consummation of each of the transactions contemplated hereby or thereby will not (i) violate any provision of the organizational documents of the CP Blocker Seller, (ii) violate any Law or other restriction of any Governmental Authority to which the CP Blocker Seller is subject or by which any of its properties or assets are bound, (iii) violate, conflict with, result in a breach of, constitute a default under, require any consent or other action by any Person under or result in the acceleration of, or result in the creation or imposition of any Lien (other than Permitted Liens) under, any material Contract or Permit to which the CP Blocker Seller is a party or by which its assets are bound, except, in the case of clauses (ii) and (iii), where the violation, conflict, breach, default or acceleration would not, individually or in the aggregate, have a material adverse effect on the CP Blocker Seller’s ability to consummate the transactions contemplated hereby, or (iv) require any authorization, consent, approval, exemption, filing, registration or notice to any Governmental Authority under the provisions of any Law (except for the filing and recordation of the Certificate of Merger as required by the DLLCA and any such actions required by the HSR Act or any other antitrust Law), except, in the case of clause (iv), where failure to give such notice, to file, or to obtain any such authorization, consent, approval, exemption, filing or registration would not, individually or in the aggregate, have a material adverse effect on the CP Blocker Seller’s ability to consummate the transactions contemplated hereby.

3.4    Litigation. There are no Actions pending, or to the CP Blocker Seller’s Knowledge, threatened against the CP Blocker Seller, at law or in equity, or before or by any Governmental Authority, which would have a material adverse effect on the CP Blocker Seller’s ability to consummate the transactions contemplated hereby.

3.5    Brokerage. The CP Blocker Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser, the CP Blocker or any of the APN Entities would be liable after the Closing.

3.6     No Other Representations. Without limiting the generality of Section 7.8, except as expressly set forth in this Article 3, the CP Blocker Seller does not make (and has not made) any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF CP BLOCKER

Except as set forth in the Disclosure Schedules, CP Blocker hereby represents and warrants to Purchaser and Merger Sub, as of the date hereof, as follows:

4.1    Organization. CP Blocker is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2    Power; Authorization of Transactions. CP Blocker has all requisite corporate power and authority to execute and deliver this Agreement and the other documents contemplated hereby to which CP Blocker is a party and to perform CP Blocker’s obligations hereunder and thereunder. The execution, delivery and performance by CP Blocker of this Agreement, the other agreements contemplated hereby to which CP Blocker is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by CP Blocker’s board of directors and sole stockholder and no other act or proceeding on the part of CP Blocker, or its board of directors or sole stockholder, is necessary to authorize the execution, delivery and performance of this Agreement or the other agreements contemplated hereby to which CP Blocker is a party and the consummation of the transactions contemplated hereby or thereby. This Agreement and the other documents contemplated hereby to which CP Blocker is a party have been or will be duly executed and delivered by it and, assuming the due execution and delivery of this Agreement and the other documents contemplated hereby to which CP Blocker is a party by the other parties hereto and thereto, shall constitute, or when executed and delivered will each constitute, a valid and binding agreement of CP Blocker, enforceable in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

4.3    No Breach. Except as set forth on Schedule 4.3, and assuming the truth and accuracy of the representations and warranties of Purchaser and Merger Sub in Article 5, the execution, delivery and performance by CP Blocker of this Agreement and the other agreements contemplated hereby to which CP Blocker is a party and the consummation of each of the transactions contemplated hereby or thereby will not (i) violate any provision of the organizational documents of CP Blocker, (ii) violate any Law or other restriction of any Governmental Authority to which CP Blocker is subject or by which any of its properties or assets are bound or affected, (iii) violate, conflict with, result in a breach of, constitute a default under, require any consent or other action by any Person under or result in the acceleration of, or result in the creation or imposition of any Lien under, any material Contract or Permit to which CP Blocker is a party or by which its assets are bound, except, in the case of clauses (ii) and (iii), where the violation, conflict, breach, default or acceleration would not, individually or in the aggregate, have a material adverse effect on CP Blocker’s ability to consummate the transactions contemplated hereby, or (iv) require any authorization, consent, approval, exemption, filing, registration or notice to any Governmental Authority under the provisions of any Law (except for the filing and recordation of the Certificate of Merger as required by the DLLCA and any such actions required by the HSR Act or any other antitrust Law), except, in the case of clause (iv), where failure to give such notice, to file, or to obtain any such authorization, consent, approval, exemption, filing or registration would not, individually or in the aggregate, have a material adverse effect on CP Blocker’s ability to consummate the transactions contemplated hereby.

4.4    Litigation. There are no Actions pending, or to the Knowledge of CP Blocker, threatened against CP Blocker, at law or in equity, or before or by any Governmental Authority that, if determined adversely to CP Blocker, would reasonably be expected to have a Material Adverse Effect.

4.5    Brokerage. CP Blocker does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser, CP Blocker or any of the APN Entities would be liable after the Closing.

4.6    Capitalization. Schedule 4.6 accurately sets forth the total authorized capital stock of CP Blocker, along with the par value thereof, and a complete and correct listing of the number of issued and outstanding capital stock of CP Blocker and the holder thereof. All of the CP Blocker Stock is duly authorized, validly issued, fully paid and (to the extent applicable) nonassessable, and such stock has been issued in accordance with applicable state and federal securities Laws. The CP Blocker Seller holds of record and owns all of the CP Blocker Stock, free and clear of all Liens and any other restrictions on transfer (other than (x) any restrictions or Liens arising under the Securities Act or state securities Laws, (y) any restrictions or Liens arising under the organizational documents of CP Blocker and (z) Permitted Liens). None of the CP Blocker Stock (1) was issued in violation of preemptive rights of any stockholder or (2) is subject to any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DLLCA, the organizational documents of CP Blocker or any Contract to which CP Blocker is a party or otherwise bound. Except as set forth on Schedule 4.6, there are no (i) outstanding or authorized options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which CP Blocker is a party or which is binding upon CP Blocker providing for the issuance, disposition, conversion, exchange or acquisition of any of its equity or any rights or interests exercisable therefor, (ii) voting trusts, proxies or similar agreements to which CP Blocker is a party or by which CP Blocker is bound with respect to the voting of any shares of capital stock of or other voting or equity interest in CP Blocker, (iii) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interest in CP Blocker (other than (x) any restrictions or Liens arising under the Securities Act or state securities Laws and (y) Permitted Liens) or (iv) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or similar agreements or obligations (contingent or otherwise) issued by CP Blocker or to which CP Blocker is bound, except in the case of clauses (ii) and (iii) for those under the organizational documents of CP Blocker.

4.7    Tax Matters. Except as set forth on Schedule 4.7:

(a)    CP Blocker has (i) filed all material Tax Returns required to have been filed by it and (ii) paid, withheld and/or collected all material amounts of Taxes required to have been paid, withheld or collected by it, as the case may be. All such Tax Returns are complete and accurate in all material respects. For any such Taxes required to be withheld or collected and paid over to a Taxing Authority, such Taxes were properly paid over to the relevant Taxing Authority.

(b)    CP Blocker has not consented to extend the time in which any material Tax may be assessed or collected by any Taxing Authority, which extension is in effect as of the date hereof (excluding any such extension inherent in the receipt, in the ordinary course of business, of an extension of time to file any Tax Return).

(c)    No Action or audit with respect to Taxes is currently in progress against or with respect to CP Blocker, and CP Blocker has not received written notice that any such Action or audit is pending or threatened. No claim has been made in writing to CP Blocker by any Taxing Authority in a jurisdiction in which CP Blocker does not file Tax Returns or pay Taxes that CP Blocker is subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(d)    CP Blocker is not a party to or bound by any (i) Tax allocation or Tax sharing agreement (excluding (x) the tax distribution provision of the limited liability company operating agreement of the Company and (y) any indemnity or gross-up provision contained in any contract entered into by CP Blocker in the ordinary course of business the principal purpose of which does not relate to Taxes), (ii) Tax incentive or Tax abatement agreement or (iii) Internal Revenue Service private letter ruling or any similar Tax ruling.

(e)    CP Blocker is not and has not been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(f)    CP Blocker has not been a member of an affiliated group filing a consolidated, combined or other similar Tax Return, and CP Blocker has no liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a result of CP Blocker’s assuming or succeeding to the Tax liability of any other Person as a successor, transferee, by Contract or under applicable Law (in each case, other than pursuant to any agreement excluded from the representation provided in Section 4.7(d)(i)).

(g)    This Section 4.7 contains the sole and exclusive representations and warranties of CP Blocker with respect to Taxes.

4.8    No Prior Activities. Except for obligations or liabilities incurred in connection with its formation, acquisition of and investment in the APN Entities and the transactions contemplated by this Agreement, the CP Blocker has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person that would, individually or in the aggregate, have a material adverse effect on CP Blocker’s ability to consummate the transactions contemplated hereby or for which CP Blocker or any of the APN Entities would be obligated or liable following the Closing.

4.9    No Other Representations. Without limiting the generality of Section 7.8, except as expressly set forth in this Article 4, the CP Blocker does not make (and has not made) any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER, MERGER SUB AND GUARANTOR

Except as set forth in the Disclosure Schedules, Purchaser, Merger Sub and, solely with respect to itself and for Sections 5.1, 5.2, 5.3, 5.4, 5.6, 5.7 and 5.8 Guarantor, hereby represent and warrant to CP Blocker Seller, CP Blocker and the Company, as of the date hereof, as follows:

5.1    Organization; Ownership of Merger Sub. Each of Purchaser, Merger Sub and Guarantor is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Purchaser owns all of the issued and outstanding limited liability company interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

5.2    Authorization of Transactions. Purchaser, Merger Sub and Guarantor have all requisite organizational or corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform their respective obligations hereunder and thereunder. The execution, delivery and performance by Purchaser, Merger Sub and Guarantor of this Agreement, the other agreements contemplated hereby to which Purchaser, Merger Sub or Guarantor is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by such Person’s governing body and no other act or proceeding on the part of Purchaser, Merger Sub or Guarantor, or their respective governing bodies, stockholders or members, as applicable, is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby to which Purchaser, Merger Sub or Guarantor is a party and the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Purchaser, Merger Sub and Guarantor and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by Purchaser, Merger Sub and Guarantor will each constitute, a valid and binding obligation of Purchaser, Merger Sub and Guarantor, enforceable in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

5.3    No Breach. Assuming the truth and accuracy of the representations and warranties of the Company, CP Blocker Seller and CP Blocker in Article 2, Article 3 and Article 4, as the case may be, the execution, delivery and performance by Purchaser, Merger Sub and Guarantor of this Agreement and the other agreements contemplated hereby to which Purchaser, Merger Sub or Guarantor is a party and the consummation of each of the transactions contemplated hereby or thereby will not (i) violate any provision of the organizational documents of Purchaser, Merger Sub or Guarantor, (ii) violate any Law or other restriction of any Governmental Authority to which Purchaser, Merger Sub or Guarantor is subject or by which any of their respective properties or assets are bound (iii) violate, conflict with, result in a breach of, constitute a default under, require any consent or other action by any Person under or result in the acceleration of, or result in the creation or imposition of any Lien (other than Permitted Liens) under, any Contract or Permit to which Purchaser, Merger Sub or Guarantor is a party or by which such Person’s assets are bound, or (iv) require any authorization, consent, approval, exemption, filing, registration or notice to any Governmental Authority under the provisions of any Law (except for the filing and recordation of the Certificate of Merger as required by the DLLCA and any such actions required by the HSR Act or any other antitrust Law).

5.4    Litigation. There are no Actions pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser, Merger Sub or Guarantor, at law or in equity, or before or by any Governmental Authority, which would reasonably be expected to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated hereby.

5.5    Investment Intent; Restricted Securities. Purchaser is acquiring the CP Blocker Stock and the Acquired Units solely for Purchaser’s own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the CP Blocker Stock or the Acquired Units or dividing its participation therein with others. Purchaser understands and acknowledges that (i) neither the CP Blocker Stock nor the Acquired Units have not been registered or qualified under the Securities Act, or under any securities Laws of any state of the United States or any other jurisdiction, and have been issued in reliance upon specific exemptions thereunder, (ii) the CP Blocker Stock and the Acquired Units constitute “restricted securities” as defined in Rule 144 under the Securities Act, (iii) none of the Acquired Units or the CP Blocker Stock is traded or tradable on any securities exchange or over-the-counter and (iv) none of the Acquired Units or CP Blocker Stock may be sold, transferred or otherwise disposed of unless a registration statement under the Securities Act with respect to such CP Blocker Stock or Acquired Units, as applicable, and qualification in accordance with any applicable state securities Laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Purchaser will not transfer or otherwise dispose of any of the CP Blocker Stock or any of the Acquired Units acquired hereunder or any interest thereon in any manner that may cause the CP Blocker Seller or any Unitholder to be in violation of the Securities Act or any applicable state securities Laws. Purchaser is an “accredited investor” as defined in Rule 501(a) of the Securities Act. Purchaser acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the CP Blocker Stock and the Acquired Units.

5.6    Brokerage. None of Purchaser, Merger Sub or Guarantor has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which CP Blocker Seller or the Unitholders (other than CP Blocker) would be liable.

5.7    Financing. Guarantor has delivered to the Company true, complete and correct copies of the executed commitment letter, dated as of the date hereof, from the Debt Financing Sources and the executed fee letter (with only the amounts or fees, “pricing flex” and economic terms therein redacted) associated therewith (such commitment letter, including all exhibits, schedules, annexes, supplements, amendments and joinders thereto and the fee letter, including all exhibits, schedules, annexes, supplements, amendments and joinders thereto, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses. None of Purchaser, Merger Sub, Guarantor or any of their respective Affiliates has entered into any agreement, side letter or arrangement relating to the Debt Financing that would be prohibited by Section 6.8(a) of this Agreement. The Debt Financing Commitments represent a valid, binding and enforceable obligation of Purchaser and, to the knowledge of Purchaser, each other party thereto, enforceable against such party in accordance with its terms, subject to the applicable Enforceability Exceptions. Guarantor, Purchaser and the Merger Sub have fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Purchaser, Merger Sub or Guarantor or, to the knowledge of Purchaser, Merger Sub or Guarantor, any other party thereto under the Debt Financing Commitments, which would or would reasonably be expected, in any such case, to prevent or delay the funding or financing described therein or the consummation of the transactions contemplated by this Agreement. There are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitments. Purchaser will have at Closing sufficient cash on hand or other sources of immediately available funds sufficient to consummate the transactions contemplated by this Agreement, including to pay the Aggregate Adjusted Closing Consideration and the fees and expenses of or payable by Purchaser, Merger Sub and Guarantor related to the transactions contemplated hereby. Purchaser affirms that it is not a condition to Closing or to any of its obligations under this Agreement that Purchaser obtains financing for the transactions contemplated by this Agreement.

5.8    Purchaser Due Diligence Review. Each of Purchaser, Merger Sub and Guarantor acknowledges that: (i) it has conducted its own due diligence review with respect to CP Blocker and the APN Entities and it is entering into the transactions contemplated by this Agreement based on such independent investigation and analysis and, except for the specific representations and warranties made by the Company, the CP Blocker Seller and CP Blocker in Article 2, Article 3 and Article 4, respectively, it is not relying upon any representation or warranty of any APN Entity, CP Blocker or the CP Blocker Seller or any Affiliate thereof or any officer, director, employee, agent or advisor, or any of them, nor upon the accuracy of any projection or statement made available or given to Purchaser, Merger Sub or Guarantor in the performance of such investigation, (ii) it has had access to the APN Entities and CP Blocker and their respective books and records, contracts, agreements and documents (including Tax Returns and related documents), and employees, agents, representatives and other personnel, and (iii) it has had such opportunity to seek accounting, legal, tax or other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby as it has seen fit.

5.9    Solvency. Assuming the truth and accuracy in all material respects of the representations and warranties of the Company, CP Blocker Seller and CP Blocker in Article 2, Article 3 and Article 4, as the case may be, as of the Closing, and after giving effect to all of the transactions contemplated by this Agreement, Purchaser, CP Blocker, the Surviving Company and the APN Entities, taken as a whole, will be Solvent. For purposes of this Section 5.9, “Solvent” means that, with respect to any Person and as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of CP Blocker or the APN Entities.

5.10    Mass Layoffs. Purchaser does not currently plan or contemplate any plant closings, reductions in force, or terminations of employees of the APN Entities that, in the aggregate, would trigger the WARN Act or any other similar Law, rule or regulation of any Governmental Authority.

5.11    No Prior Activities. Except for obligations incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

ARTICLE 6

PRE-CLOSING COVENANTS

6.1    Operation of Business. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1),

except as otherwise (i) provided for by this Agreement (including the Disclosure Schedules), (ii) consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), (iii) required by Law or any Contract, or (iv) set forth on Schedule 6.1, the Company and CP Blocker shall, and the Company shall cause the other APN Entities to, (a) conduct its business and the business of the other APN Entities in the ordinary course of business and consistent with past practice; (b) use reasonable best efforts to (1) maintain in all material respects reasonably satisfactory relationships with the customers and material lenders, suppliers and vendors and others having material business relationships with CP Blocker and the APN Entities, and (2) continue to make capital expenditures in the ordinary course of business; and (c) continue to prepare and file income Tax Returns in a manner consistent with past practice. Without limiting the generality of the foregoing, except as otherwise (A) provided for by this Agreement (including the Disclosure Schedules), (B) consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), (C) required by Law or any Contract, or (D) set forth on Schedule 6.1), neither the Company nor CP Blocker shall, and the Company shall cause the other APN Entities not to, take any action or fail to take any action which, if taken after the date of the Latest Balance Sheet and prior to the date hereof, would be required to be disclosed on Schedule 2.6 pursuant to Section 2.6 (other than subsection (b)). Notwithstanding the foregoing, Purchaser acknowledges that the APN Entities may (i) maintain the cash management systems and procedures of the APN Entities and periodically settle intercompany balances consistent with past practices (including through dividends and capital contributions), and (ii) use all available cash to pay any Sellers’ Transaction Expenses or Indebtedness prior to the Closing and for distributions or dividends or for any other purpose without notice to Purchaser, and any such actions or uses shall not be deemed to violate this Section 6.1.

6.2    Notices and Consents. At Purchaser’s written request prior to the Closing, the Company shall give (and shall cause each of the APN Entities to give) any required notices to third parties, and the Company will use reasonable best efforts (and will cause each of the APN Entities to use reasonable best efforts) to obtain any third party consents required in connection with the matters referred to on Schedule 2.4; provided, however, that nothing in this Section 6.2 shall require the Company or any other APN Entity to (i) expend any money to request any such consent (unless Purchaser provides the funds for or reimburses the Company or other APN Entity for such payment), (ii) commence any Action, (iii) offer or grant any accommodation (financial or otherwise) to any third party, and in each case of this clause (iii), the Company or any other APN Entity shall not do or commit to do so without the prior written consent of Purchaser or (iv) request any consent from Endorser or Endorser’s Affiliates.

6.3    Access. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), CP Blocker shall permit, and the Company shall permit (and shall cause each of the other APN Entities to permit), representatives of Purchaser to have reasonable access, upon reasonable advance notice, at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the APN Entities or CP Blocker, to all premises, properties, assets, information technology, senior officers and employees, agents, accountants (subject to access letters), consultants, representatives, books, records, contracts and documents of the APN Entities and/or CP Blocker, as applicable; provided, the foregoing shall be permitted only to the extent (i) it would not result in the loss of the ability of CP Blocker, the APN Entities or any of their Affiliates to successfully assert attorney-client and work product privileges and (ii) it would not breach any Contract or violate any Law or any duty of confidentiality owed to any Person; provided, further, that the foregoing shall not be permitted (x) in the event CP Blocker, the APN Entities or any of their Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation, to anything reasonably pertinent thereto, (y) with respect to anything CP Blocker or the Company, as applicable, reasonably determines should not be disclosed due to its competitively sensitive nature or (z) to conduct any sampling or analysis of soil, groundwater, air, building materials or other environmental media (including of the sort generally referred to as a Phase II investigation) or title or survey work at any Owned Real Property or Leased Real Property, without the prior written consent of the Company; provided, further, that if any information is so restricted or withheld, CP Blocker or the Company shall inform Purchaser as to the general nature of what is being restricted or withheld and use reasonable best efforts to take those actions reasonably necessary so that CP Blocker and the Company are able to provide such information to Purchaser. Purchaser acknowledges that Purchaser is and remains bound by the Confidentiality Agreement, between The J. M. Smucker Company and the Company dated October 30, 2017 (the “Confidentiality Agreement”), and Merger Sub agrees to abide by the terms of the Confidentiality Agreement in the same manner as such terms are applicable to “you”. The provision of any information pursuant to this Agreement by any APN Entity shall not expand the remedies available hereunder to Purchaser or its Affiliates under this Agreement in any manner. The information provided pursuant to this Agreement will be used solely for the purpose of effecting the transactions contemplated by this Agreement and will be governed by all the terms and conditions of the Confidentiality Agreement.

6.4    Contact with Customers, Suppliers and Other Business Relations. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), Purchaser, Merger Sub and their respective authorized representatives may not, without the prior written consent of the Company, contact or communicate with any of the employees, customers, suppliers, lenders or other business relations of the APN Entities in connection with the transactions contemplated hereby; provided, that the foregoing shall not restrict communications made in the ordinary course of business unrelated to the transactions contemplated hereby.

6.5    Exclusivity. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), each of the Company, CP Blocker and the CP Blocker Seller, on behalf of itself and their Affiliates, including, without limitation, the APN Entities, agrees that such Person shall not, and shall (a) cause their respective officers, directors and employees and (b) use reasonable best efforts to cause their partners, members, managers, agents, advisors and other representatives, in each case not to, directly or indirectly, solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer from any Person (other than Purchaser and its representatives) relating to (i) the acquisition of all or substantially all of the equity interests or all or substantially all of the assets of CP Blocker or the APN Entities, (ii) any liquidation, dissolution or re-capitalization of CP Blocker or the APN Entities, (iii) merger or consolidation involving CP Blocker or the APN Entities or (iv) similar transaction or business combination (a “Competing Transaction”), nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other Person and information with respect to, or otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate of encourage, any effort or attempt by any Person to pursue or effect a Competing Transaction or enter into any agreement with respect to a Competing Transaction. Each of the Company, CP Blocker and the CP Blocker Seller, on behalf of itself and their Affiliates, including, without limitation, the APN Entities, shall, and shall instruct their respective officers, directors, partners, members, managers, employees, agents, advisors and other representatives not to, immediately cease any existing activities, discussions or negotiations with any Person (other than Purchaser and its representatives) with respect to a Competing Transaction. Notwithstanding anything to the contrary herein, this Section 6.5 shall not, directly or indirectly, apply or relate to the Pre-Closing Reorganization.

6.6    Regulatory Filings.

(a)    As soon as practicable following the date hereof (and with respect to the filings required under the HSR Act, within five (5) Business Days after the date hereof), the Parties shall make or cause to be made all filings and submissions required under any Laws or regulations applicable to the transactions contemplated herein (which filings and submissions shall request early termination of the waiting periods thereunder) and, in each case, to the extent required under the applicable Laws or regulations. The Parties shall use their respective reasonable best efforts to provide or cause to be provided promptly all assistance and cooperation to allow the other Parties to prepare and submit any filings or submissions under the HSR Act or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws, including providing to the other Parties any information that such other Parties may from time to time reasonably require for the purpose of any filing, notification, application or request for further information made in respect of any such filing. Subject to applicable Laws relating to the exchange of information, the Company and Purchaser will have the right to review in advance, and to the extent practicable will consult with the other on, all the information that appears in any such filings. In exercising the foregoing right, each Party will act reasonably and as promptly as practicable. Purchaser will pay all fees associated with all filings and submissions referred to in this Section 6.6(a); provided, however, that after the filing of the initial notification submitted pursuant to the HSR Act or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws, each Party shall be responsible for paying all out-of-pocket fees and expenses incurred by such Party or its Affiliates in connection with or relating to the review of the transactions contemplated hereby pursuant to the HSR Act or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws or such Party’s efforts to consummate the transactions contemplated hereby pursuant to this Section 6.6.

(b)    Without limiting the generality of the foregoing, each of Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, shall, and shall cause their respective Affiliates to, respond expeditiously to any additional requests for information, including requests for production of documents and production of witnesses for interviews, depositions or investigational hearings by any Governmental Authority. Each of Purchaser, Merger Sub and the Company shall and shall cause their respective Affiliates to (i) use their respective reasonable best efforts to (A) comply as expeditiously as possible with all requests of any Governmental Authority for additional information and documents, including without limitation, information or documents requested under the HSR Act or other applicable antitrust regulation and (B) obtain antitrust clearance, consent and approval of any Governmental Authority under the HSR Act or other applicable antitrust regulation and to expeditiously close the transactions contemplated hereby and prior to the Outside Date and (ii) not (A) extend any waiting period under the HSR Act or any applicable antitrust regulation or (B) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of the other Parties. Notwithstanding anything herein to the contrary, none of Purchaser, Merger Sub or any of their Affiliates, shall be required to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (x) require the divestiture of any assets of Purchaser, the Company or any of their respective Affiliates, (y) limit Purchaser’s or Merger Sub’s freedom of action with respect to, or its ability to consolidate and control, the Company or any of its assets or businesses or any of Purchaser’s or its Affiliates’ other assets or businesses or (z) limit Purchaser’s or Merger Sub’s ability to acquire or hold, or exercise full rights of ownership with respect to, the Company Units, the CP Blocker Units, and the Acquired Units.

(c)    Except as specifically required by this Agreement, each of Purchaser and Merger Sub and their respective Affiliates will not take any action, or refrain from taking any action, the effect of which would be to delay or impede the ability of the parties hereto to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, each of Purchaser and Merger Sub will not, and will not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby, (iii) increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) delay or prevent the consummation of the transactions contemplated hereby.

(d)    Purchaser and Merger Sub will keep the Company apprised of the status of all filings and submissions referred to in Section 6.6(a) above, including promptly furnishing the Company with copies of notices or other communications received or submitted by Purchaser or Merger Sub in connection therewith. Each of Purchaser and Merger Sub (i) shall consult with and permit the Company to review and discuss in advance, and consider in good faith the view of the Company in connection with, any proposed written or oral communication with any Governmental Authority, (ii) shall consult with the Company, and consider in good faith the view of the Company, prior to any meeting with any Governmental Authority in respect of such filings and submissions and (iii) will not permit any of its officers, employees or other representatives or agents to participate in any meeting with any Governmental Authority in respect of such filings and submissions unless it consults with the Company in advance and, to the extent permitted by such Governmental Authority, gives the Company the opportunity to attend and participate thereat.

6.7    Reasonable Best Efforts and other Requirements. Without limiting any obligations contained in this Agreement (including Section 6.6):

(a)    Purchaser and Merger Sub will use reasonable best efforts (i) to cause the conditions set forth in Section 8.1 to be satisfied as soon as reasonably practicable, and (ii) to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article 8 (other than those to be satisfied at the Closing).

(b)    The Company will use reasonable best efforts (i) to cause the conditions set forth in Section 8.2 to be satisfied as soon as reasonably practicable, and (ii) to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article 8 (other than those to be satisfied at the Closing).

(c)    Purchaser and the Company agree as set forth on Schedule 6.7(c).

(d)    The Company will use reasonable best efforts to take the actions set forth on Schedule 6.7(d).

(e)    The Company and Purchaser agree to the process and covenants set forth on Schedule 11.5, including for purposes of calculating Working Capital.

6.8    Financing.

(a)    Purchaser and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing (or the permanent financing contemplated by the Debt Financing Commitments or an alternative source of debt financing, in each case in lieu thereof) on the terms and conditions described in or contemplated by the Debt Financing Commitments (including complying with any request exercising so-called “flex” provisions), including using reasonable best efforts to satisfy on a timely basis all conditions to funding in the Debt Financing Commitments or with respect to such permanent financing contemplated by the Debt Commitment Letters or an alternative source of debt financing and enforcing all of its rights under or with respect to the Debt Financing Commitments or any alternative source of debt financing. Purchaser and the Merger Sub shall not (without the prior written consent of the Company) consent or agree to any amendment or modification to, or any waiver of any provision under, the Debt Financing Commitments or the definitive agreements relating to the Debt Financing, or enter into any other agreement or arrangement with respect to alternative financing, if such amendment, modification or waiver or other agreement or arrangement (i) decreases the aggregate amount of the Debt Financing to an amount that, together with Purchaser’s and the Merger Sub’s cash on hand or available alternative financing commitments, would be less than an amount that would be required to fund the payment of the Aggregate Adjusted Closing Consideration and the fees and expenses of or payable by Purchaser and Merger Sub related to the transactions contemplated hereby or (ii) imposes new or additional conditions or otherwise expands any of the conditions to the receipt of the Debt Financing (or the permanent financing contemplated by the Debt Financing Commitments or an alternative source of debt financing, in each case in lieu thereof) or otherwise consent or agree to any amendment or modification, or any waiver of any provision or any other agreement or arrangement that would or would reasonably be expected to prevent or materially delay the funding or financing described therein or the consummation of the transactions contemplated by this Agreement; provided, that, for the avoidance of doubt Purchaser and the Merger Sub shall be permitted to consent or agree to any amendment or modification, or any waiver of any provision, under the Debt Financing Commitments if such amendment, modification or waiver solely extends the term of the Debt Financing Commitments or adds lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof as parties thereto. Upon the Company’s request, Purchaser and the Merger Sub shall keep the Company reasonably informed on a current basis and in reasonable detail of material developments in respect of the Debt Financing and the financing process relating thereto. Purchaser and the Merger Sub shall provide the Company prompt notice (x) of any breach or default by any party to the Debt Financing Commitments (or the permanent financing contemplated by the Debt Financing Commitments or an alternative source of debt financing, in each case in lieu thereof) or definitive agreements related thereto of which Purchaser and the Merger Sub become aware that would or would reasonably be expected to prevent or materially delay the funding or financing described in the Debt Financing Commitments or the consummation of the transactions contemplated by this Agreement, and (y) if at any time for any reason Purchaser and the Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions contemplated by the Debt Financing Commitments or definitive agreements related thereto. As soon as reasonably practicable, Purchaser and the Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x) or (y) of the immediately preceding sentence.

(b)    Prior to the Closing, each of the Company and CP Blocker shall, and each shall cause the other APN Entities and their respective Affiliates to, and shall use its reasonable best efforts to cause its, the APN Entities’ and their respective Affiliates’ officers, directors, employees, agents, and other representatives (collectively, “Representatives”) to, at Purchaser’s sole cost and expense, provide all cooperation that is reasonably requested by Purchaser to assist Purchaser and the Merger Sub in the arrangement of any third party debt financing (including the Debt Financing and any debt capital markets financing) for the purpose of funding the payment of the Aggregate Adjusted Closing Consideration and the fees and expenses of or payable by Purchaser and Merger Sub related to the transactions contemplated hereby (collectively, the “Financing”), including, without limitation: (i) using reasonable best efforts to, as promptly as reasonably practicable, furnish to Purchaser and the Financing Sources the Required Information and using reasonable best efforts to furnish to Purchaser such limited financial data as is customarily included in a registered offering of debt securities with respect to an acquired business for which neither financial statements under Item 3-05 of Regulation S-X nor pro forma financial statements under Article 11 of Regulation S-X are required to the extent reasonably requested by Purchaser; (ii) using reasonable best efforts to cooperate with the marketing efforts of Purchaser and the Financing Sources, including to participate in a reasonable number of requested meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the APN Entities’ and any of their respective Affiliates senior management and Representatives, presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing; (iii) using reasonable best efforts to cause the APN Entities’ and their independent accountant, as reasonably requested, to provide reasonable assistance to Purchaser consistent with their customary practice (including to provide any “comfort letters” (including drafts thereof) necessary and reasonably requested by Purchaser in connection with any debt capital markets transaction comprising a part of the Financing (which such accountants would be prepared to issue at the time of pricing and at closing of any offering or placement of the Financing), in each case, on customary terms and consistent with their customary practice) and to participate in reasonable and customary due diligence sessions; and (iv) to the extent that the APN Entities or any of their respective Affiliates are to be party to the Financing following the occurrence of the Effective Time, (x) facilitating the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee documentation (if applicable) and other applicable loan documents) related to the Financing, and (y) using reasonable best efforts to, to the extent requested by the Financing Sources at least ten (10) Business Days prior to the Closing Date, provide to the Financing Sources at least three (3) Business Days prior to the Closing Date all customary and reasonable documentation and other information required by regulatory authorities with respect to the APN Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended; provided, however, that nothing in this Section 6.8 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the APN Entities or the conduct thereof, (B) require the APN Entities to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the occurrence of the Effective Time (except to the extent Purchaser promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the APN Entities), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, or (C) require the APN Entities to enter into any instrument or agreement, or agree to any change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time or that would be effective if the Effective Time does not occur (other than customary authorization letters in connection with any syndication materials). Without limiting the foregoing proviso, Purchaser agrees, promptly upon request, to reimburse the APN Entities for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the Financing promptly following the incurrence thereof (but excluding any costs, fees and expenses of preparing the Required Information set forth in clauses (i) and (ii) of the definition thereof, which shall not be reimbursed). Purchaser shall indemnify and hold harmless CP Blocker Seller, CP Blocker, the APN Entities and their respective Affiliates, and its and their respective Representatives, from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by CP Blocker Seller, CP Blocker, the APN Entities and their respective Affiliates or any of their respective Representatives pursuant to this Section 6.8 and/or the provision of information utilized in connection therewith (other than information provided in writing by any of the CP Blocker Seller, CP Blocker or the APN Entities or their respective Affiliates specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the APN Entities or their Representatives’ gross negligence, willful misconduct or material breach of this Agreement, as applicable. The Company hereby consents to the use of its and the other APN Entities’ logos in connection with the Financing, provided such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the APN Entities or the reputation or goodwill of the APN Entities and on such other customary terms and conditions as the Company shall reasonably impose. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreement, Purchaser shall be permitted to share all information subject to such agreements with its potential financing sources and their Representatives, subject to customary confidentiality undertakings by such potential financing sources with respect thereto.

(c)    Purchaser and Merger Sub acknowledge and agree that obtaining the Financing is not a condition to the Closing.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1    Further Assurances. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall use reasonable best efforts to take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, at the sole cost and expense of the requesting Party.

7.2    Press Releases. The Company and Purchaser shall agree on a press release announcing the entering into of this Agreement and the transactions contemplated hereby. Thereafter, no press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, customers or suppliers of any APN Entity, will be issued or made by any Party without the joint approval of Purchaser and the Sellers’ Representative (which approval shall not be unreasonably withheld, conditioned or delayed), unless (a) required by Law (including, without limitation, any New York Stock Exchange requirements) or (b) in connection with the Debt Financing (or the permanent financing contemplated by the Debt Financing Commitments or an alternative source of debt financing in lieu thereof) in which case Purchaser and the Sellers’ Representative will have the right to review such press release, announcement or communication prior to its issuance, distribution or publication; provided, however, that the foregoing will not restrict or prohibit (i) any APN Entity from making any announcement to its employees, customers and other business relations to the extent such APN Entity reasonably determines in good faith that such announcement is necessary or advisable or (ii) the CP Blocker Seller or any of its Affiliates from making customary disclosures to its or their Affiliates’ investors and prospective investors or in connection with normal fund raising and related marketing, informational or reporting activities of such Person.

7.3    Fees and Expenses. Except as otherwise set forth herein (including Sections 1.13(b), 6.6(a), 6.8(b), 7.5(a), 7.10 and 10.2(e)), each Party shall be solely responsible for payment of any fees and expenses incurred by or on behalf of it or its Affiliates in connection with the transactions contemplated hereby (including those of counsel, financial advisors and accountants) or otherwise required by applicable Law.

7.4    Mutual Release.

(a)    Effective upon the Closing, except with respect to Fraud and for any rights or obligations under this Agreement and the other agreements contemplated hereby, each of Purchaser, CP Blocker, the Company, the APN Entities and the Surviving Company, on behalf of itself and each of its Affiliates and each of its and their respective current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Purchaser Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges CP Blocker Seller, the Unitholders, their Affiliates and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, financial advisors, lenders, successors and assigns (collectively, the “Seller Released Parties”) of and from any and all Actions, causes of Actions, executions, judgments, duties, debts, dues, and claims and demands whatsoever whether in law or in equity which the Purchaser Releasing Parties may have against each of the Seller Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to any of the Seller Released Parties occurring or arising prior to the Closing; provided, however, that nothing in this Section 7.4(a) shall release any of a Purchaser Releasing Party’s rights under (i) this Agreement or (ii) any of the other agreements delivered under this Agreement.

(b)    Effective upon the Closing, except with respect to Fraud and for any rights or obligations under this Agreement and the other agreements contemplated hereby, CP Blocker Seller and each Person who delivers a Letter of Transmittal in accordance with Sections 1.8(a) or 1.8(b), on behalf of itself and each of its Affiliates and each of its and their respective current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Seller Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Purchaser, CP Blocker, the Company, the APN Entities and the Surviving Company and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, financial advisors, lenders, successors and assigns (collectively, the “Purchaser Released Parties”) of and from any and all Actions, causes of Actions, executions, judgments, duties, debts, dues, and claims and demands whatsoever whether in law or in equity which the Seller Releasing Parties may have against each of the Purchaser Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to any of the Purchaser Released Parties occurring or arising prior to the Closing; provided, however, that nothing in this Section 7.4(b) shall release any of a Seller Releasing Party’s rights under (i) this Agreement, (ii) any of the other agreements contemplated hereby, (iii) any Contract set forth on (or not required to be set forth on) Schedule 2.19 and that is not required to be terminated pursuant to Section 8.2(f), (iv) any employment Agreement or (v) any Contract set forth on Schedule 11.3.

(c)    The Seller Released Parties and the Purchaser Released Parties who are contemplated to benefit from this Section 7.4 are expressly intended to be third party beneficiaries of this Section 7.4.

7.5    Directors’ and Officers’ Indemnification.

(a)    From and after the Closing, Purchaser shall, or shall cause CP Blocker and the Surviving Company to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law (but in no event more than as set forth in the respective governing documents of CP Blocker or any APN Entity as in effect as of immediately prior to the date hereof), the individuals who on or prior to the Closing were directors, officers, managers, employees or agents of CP Blocker or any APN Entity (the “D&O Indemnified Parties”) with respect to all acts or omissions by them in their capacities as such or as trustees or fiduciaries of any plan for the benefit of employees of CP Blocker or any APN Entity or taken at the request of CP Blocker or any APN Entity at any time prior to the Closing.

(b)    Purchaser agrees that all rights of the D&O Indemnified Parties to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Closing as provided in the respective governing documents of CP Blocker or any APN Entity as in effect as of immediately prior to the date hereof shall survive the Closing and shall continue in full force and effect in accordance with their terms. From and after the Closing for a period of six (6) years following the Closing Date, Purchaser shall not, and shall cause each of its Subsidiaries and Affiliates (including CP Blocker and the APN Entities) not to, amend, repeal or otherwise modify the indemnification provisions of any such Person’s certificate of incorporation, bylaws or other similar governing documents as in effect immediately prior to the Closing in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties. Purchaser shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by a D&O Indemnified Party in enforcing the covenants set forth in this Section 7.4.

(c)    At or prior to the Closing, Purchaser shall, or shall cause CP Blocker and the Surviving Company to, obtain, maintain and fully pay (subject to the credit referenced below) for irrevocable “tail” insurance policies providing coverage for those D&O Indemnified Parties who are covered by CP Blocker or the APN Entities’ existing directors’ and officers’ liability insurance on or prior to the Closing with a claims period of six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the current insurance carrier of CP Blocker or the APN Entities, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the existing policies of CP Blocker or the APN Entities, as applicable, with respect to matters existing or occurring prior to the Closing Date; provided, however, that on or after the Closing Date, any prorated unearned premium relating to CP Blocker or the APN Entities’ existing directors’ and officers’ liability insurance shall be paid over or credited against any premium payable by Purchaser, CP Blocker and the Surviving Company in connection with such “tail” insurance policies; provided, further, that Purchaser, CP Blocker and the Surviving Company shall not be required to pay for such “tail” insurance in an annual amount in excess of Three Hundred Fifty percent (350%) of the annual premium currently paid as of the date hereof by CP Blocker and the APN Entities for its and their existing directors’ and officers’ liability insurance; provided, further, that if the annual premium of such insurance coverage exceed such amount, Purchaser, CP Blocker and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount. Except as set forth herein, Purchaser shall not, and shall cause CP Blocker and the APN Entities not to, cancel or change such insurance policies in any respect.

(d)    In the event Purchaser, CP Blocker, any APN Entity or any of their respective successors or assigns, at any time during the six (6) year period following the Closing Date, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Purchaser shall make proper provision so that the successors and assigns of Purchaser, CP Blocker or the applicable APN Entities, as the case may be, shall assume the obligations set forth in this Section 7.5.

(e)    The D&O Indemnified Parties who are contemplated to benefit from this Section 7.5 are expressly intended to be third party beneficiaries of this Section 7.5. The provisions of this Section 7.5 shall survive (i) the consummation of the Closing for a period of six (6) years following the Closing Date and (ii) with respect to any claim made prior to the date contemplated by clause (i), until such claim is finally resolved.

7.6    Post-Closing Record Retention and Access. For a period of seven (7) years after the Closing Date, Purchaser shall provide the Sellers’ Representative and its authorized representatives with reasonable access (for the purpose of examining and copying, at their own expense), during normal business hours and upon reasonable advance notice, to any books and records and other materials in the possession of CP Blocker or any of the APN Entities relating to periods prior to the Closing Date solely in connection with any Action relating to this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby or thereby, the preparation of Tax Returns, amended Tax Returns or claims for refund and any Actions, the preparation of financial statements including for periods ending on or prior to the Closing Date, and the management and handling of any Action against any third party other than Purchaser and/or its Affiliates (and any materials necessary for the preparation of any of the foregoing), compliance with the rules and regulations of the Securities and Exchange Commission or any other Governmental Authority. Unless otherwise consented to in writing by the Sellers’ Representative, Purchaser shall not, and shall cause each of CP Blocker and the APN Entities not to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any books and records and other materials of CP Blocker or any of the APN Entities, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to the Sellers’ Representative such books and records and materials or such portions thereof.

7.7    Tax Matters.

(a)    Additional Cooperation on Tax Matters. From and after the Closing, Purchaser, the Company, CP Blocker, CP Blocker Seller and Sellers’ Representative shall cooperate fully and in good faith, as and to the extent reasonably requested by any other Party, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes, including, without limitation, the extent such cooperation is reasonably related to the preparation of Tax Returns pursuant to Section 7.7(c), the determination of or payment in respect of any Tax Refund pursuant to Section 7.7(d), and the determination of any payment pursuant to Section 7.7(h). Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning, as well as making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser, the Company, CP Blocker and Sellers’ Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the transactions contemplated by this Agreement (including, but not limited to, any Transfer Taxes).

(b)    Tax Treatment. Purchaser shall cause the taxable year of CP Blocker to end on the Closing Date for U.S. federal income and applicable state Tax purposes and shall cause CP Blocker to join Purchaser’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-76(h)) effective on the day after the Closing Date. In preparing IRS Form 1065 (and any comparable state or local form) of the Company for any Straddle Period, Purchaser shall determine the distributive share of Company items allocable to any Unitholders (other than CP Blocker) using an interim closing of the Company’s books as of the end of the day on the Closing Date, in accordance with Section 7.7(i), and treating any Transaction Tax Deductions reported on such Tax Return as allocable to the portion of such Straddle Period ending at the end of the day on the Closing Date to the extent permitted by applicable Law. Further, to the extent permitted by applicable Law, the portion of the Pre-Closing Reorganization that consists of the distribution by CP Blocker to CP Blocker Seller of a direct or indirect interest in the Reorganized Entities shall be treated as a redemption described in Section 302(b)(3) of the Code.

(c)    Preparation of Tax Returns. Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of any APN Entity or CP Blocker for any Tax period that (i) ends on or before the Closing Date (but for which the relevant Tax Return is not due until after the Closing Date) or (ii) includes the Closing Date (the “Seller Tax Returns”). Each Seller Tax Return shall be prepared in accordance with the past practice of the APN Entities and CP Blocker, unless otherwise required by Law, and shall report the Transaction Tax Deductions as deductions thereon if permitted by applicable Law. No later than thirty (30) days prior to the due date (subject to any extension thereof) of any Seller Tax Return (or such shorter time as is commercially reasonable), Purchaser shall provide to the Sellers’ Representative a draft of such Seller Tax Return for the Sellers’ Representative’s review and comment. Purchaser shall make any changes reasonably requested by the Sellers’ Representative in writing no later than fifteen (15) days after receiving such draft Seller Tax Return (or such shorter time as is commercially reasonable) provided that such changes are not inconsistent with the past practice of the APN Entities or CP Blocker, as applicable. No Seller Tax Return shall be filed without the consent of the Sellers’ Representative (not to be unreasonably withheld, conditioned, or delayed). For purposes of reporting the Tax consequences of the Pre-Closing Reorganization (including calculating the amount of any gain recognized by CP Blocker pursuant to Section 311(b) of the Code in connection with the distribution by CP Blocker to CP Blocker Seller of a direct or indirect interest in the Reorganized Entities owned by the Company), (i) the Company shall (at the direction of the Sellers’ Representative) engage and instruct Duff & Phelps (or another nationally recognized valuation firm) to prepare a valuation of the interest in the Reorganized Entities owned by the Company, (ii) the Company shall provide a copy of the valuation report to Purchaser and (iii) unless the conclusion of such valuation report is demonstrably incorrect (or is based on material facts that are demonstrably incorrect) and Purchaser provides written notice thereof in specific detail to the Sellers’ Representative no later than ten (10) days after receiving such valuation report, the Seller Tax Returns shall be prepared and filed in a manner that reflects the value for such interests specified in such valuation report.

(d)    Tax Refunds. (i) CP Blocker Seller shall be entitled to any refunds of income Taxes paid for any taxable period (or portion thereof) of CP Blocker ending on or prior to the Closing Date (each, a “CP Blocker Tax Refund”) and (ii) CP Blocker Seller and the Unitholders (other than CP Blocker) shall be entitled to any refunds of income Taxes paid for any taxable period (or portion thereof) of the APN Entities ending on or prior to the Closing Date (each, an “APN Tax Refund” and, collectively with any CP Blocker Tax Refunds, the “Tax Refunds”), in each case along with any interest paid by the relevant Taxing Authority with respect thereto. Purchaser shall use its reasonable best efforts to obtain any Tax Refund that may be available as promptly as reasonably practical, including by using any “quick refund” or similar accelerated processes and amending any prior Tax Returns of CP Blocker and the APN Entities to carryback any net operating loss (or similar item) reflected on the Seller Tax Returns. Purchaser shall pay any Tax Refund received by Purchaser or any of its Affiliates (including CP Blocker and the APN Entities) to the CP Blocker Seller and the Sellers’ Representative (for the benefit of and further distribution to the Unitholders, other than CP Blocker) in accordance with the Payment Schedule, within five (5) Business Days after receipt thereof, net of any reasonable documented out of pocket expenses incurred in obtaining such Tax Refund. Purchaser shall not (and shall cause its Affiliates, including CP Blocker and the APN Entities, not to) elect to claim a Tax credit in lieu of a Tax Refund or fail to utilize any available procedures to carryback any net operating loss or similar item reported on a Seller Tax Return. If a Tax Refund is not available, but a credit against Tax is available in lieu thereof, Purchaser shall pay the amount of such credit to the CP Blocker Seller or the Sellers’ Representative (on behalf of the Unitholders, other than CP Blocker), as applicable, within five (5) Business Days after such credit is used to reduce any Taxes for a Post-Closing Tax Period that Purchaser or any of its Affiliates (including CP Blocker and the APN Entities) otherwise would have been required to pay. Upon request of the Sellers’ Representative, Purchaser shall reasonably cooperate to provide an update regarding the status of any amounts that may be payable to CP Blocker Seller or the Sellers’ Representative pursuant to this Section 7.7(d). Such cooperation shall include the provision of such information as the Sellers’ Representative shall reasonably request and making Purchaser’s third-party advisors available for discussion.

(e)    Audits of Tax Returns. Purchaser shall notify the Sellers’ Representative promptly upon becoming aware of any audit or contest (and no later than five (5) days after receiving written notice of such audit or contest) regarding any Tax Return of CP Blocker or the APN Entities relating to a Pre-Closing Tax Period or Straddle Period if such audit or contest (i) relates to the amount or existence of a Tax Asset, (ii) otherwise would reasonably be expected to affect the amount of any payment to CP Blocker Seller or the Sellers’ Representative pursuant to Section 7.7(d) or Section 7.7(h), or (iii) relates to any Tax Return reflecting income or loss of an APN Entity that would “flow-through” to the Unitholders (each, a “Seller Tax Audit”). Sellers’ Representative shall have the right to control each Seller Tax Audit; provided, however, that Purchaser will have the right, directly or through its designated representatives and at Purchaser’s sole cost and expense, to review in advance and comment upon all submissions made in the course of any Seller Tax Audit (including any administrative appeals thereof), the Sellers’ Representative shall keep Purchaser reasonably notified regarding the progress of such Seller Tax Audit, and the Sellers’ Representative shall not settle any Seller Tax Audit without the consent of Purchaser (not to be unreasonable withheld, conditioned or delayed). If (i) the Sellers’ Representative notifies Purchaser that it will not control a Seller Tax Audit or (ii) the Seller Tax Audit is conducted pursuant to the Internal Revenue Service

Compliance Assurance Process, then Purchaser shall control such Seller Tax Audit and the Sellers’ Representative shall have the rights described in the preceding sentence mutatis mutandis.

(f)    Post-Closing Restrictions. Without the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser and its Affiliates (including CP Blocker and the APN Entities) shall not (i) file any restatement or amendment of, or modification to, any Tax Return of CP Blocker or the APN Entities for any Pre-Closing Tax Period or Straddle Period (other than any such action taken pursuant to Section 7.7(d)), (ii) extend or waive any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period or Straddle Period of CP Blocker or an APN Entity (other than any such action taken pursuant to Section 7.7(e)), (iii) make or change any Tax election or accounting method that has retroactive effect to any Pre-Closing Tax Period or Straddle Period of CP Blocker or an APN Entity, (iv) voluntarily approach any Taxing Authority or initiate any “voluntary disclosure” with respect to any Tax matter that could affect any Pre-Closing Tax Period or Straddle Period of CP Blocker or an APN Entity or (v) take any action after the Closing on the Closing Date outside the ordinary course of business that would reasonably be expected to result in taxable income or gain that would be allocated to the Unitholders; provided, that, for the avoidance of doubt, the filing of a Tax Return in the ordinary course of business for a Tax period beginning after the Closing Date shall not, by and of itself, constitute a breach of this Section 7.7(f).

(g)    Transfer Taxes. All sales and transfer taxes, recording charges and similar taxes, fees or charges imposed as a result of the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, shall be borne by Purchaser. The Sellers’ Representative and Purchaser shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith.

(h)    Tax Assets. On June 30, 2019, and on each of the first four (4) anniversaries thereof, Purchaser shall pay to the Sellers’ Representative (on behalf of CP Blocker Seller and the Unitholders, other than CP Blocker) an amount equal to twenty percent (20%) of the product of (y) the total amount of the Tax Assets and (z) the highest combined marginal federal and state income tax rate applicable to a U.S. corporation utilizing a May 1 - April 30 fiscal year for the fiscal year preceding such payment (assuming an average state tax rate of five percent (5%) and without taking into account the deductibility of state taxes for federal income tax purposes). For the avoidance of doubt, such payments shall be made without regard to whether Purchaser or any of its Affiliates use or benefit from the Tax Assets. Section 1.13(e) notwithstanding, if any Tax Asset is reduced (in whole or in part) by a Taxing Authority (on either a retroactive or prospective basis), Purchaser shall have the right to offset any later payment pursuant to this Section 7.7(h) to take into account such reduction. The amount of any such offset shall equal the product of (x) the amount of such reduction and (y) the average of the tax rates used to determine the amount of prior payments pursuant to this Section 7.7(h). Further, and notwithstanding the foregoing, Purchaser may offset any later payment pursuant to this

Section 7.7(h) by the amount of any Taxes (in the case of any state or local Taxes, net of any federal benefit) paid after the Closing Date by Purchaser or any of its Affiliates in respect of a Pre-Closing Tax Period of CP Blocker or any APN Entity (including, but not limited to, any such Taxes resulting from the Pre-Closing Reorganization), in connection with the filing of any Tax Return pursuant to Section 7.7(c) or pursuant to any audit, deficiency or other proceeding initiated by a Taxing Authority. If the amount of any payment pursuant to this Section 7.7(h) will be reduced by Purchaser pursuant to the preceding sentence or the third preceding sentence, Purchaser shall use its commercially reasonable efforts to provide written notice to the Sellers’ Representative no later than June 10 of the year of such reduced payment, together with a reasonable description of the basis for and facts relating to such anticipated reduction in payment.

(i)    Straddle Periods. In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date (which portion shall constitute a Pre-Closing Tax Period) shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of Taxes not described in clause (i) (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment or property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined based on an interim closing of the books as if such taxable period ended as of the end of the day on the Closing Date.

7.8    Disclaimer. Each of Purchaser and Merger Sub hereby agree and acknowledge that, except as expressly set forth in Article 2, Article 3 and Article 4 or in any Letter of Transmittal delivered pursuant to Section 1.8, none of the CP Blocker Parties, the Unitholders or any APN Entity or any other person (including, any equityholder, member, officer, director, employee or agent of any of the foregoing, whether in any individual, corporate or any other capacity) makes any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed. Each of Purchaser and Merger Sub hereby agree and acknowledge that, notwithstanding anything to the contrary herein, (i) none of the CP Blocker Parties, the Unitholders or any APN Entity or any other person (including, any equityholder, member, officer, director, employee or agent of any of the foregoing, whether in any individual, corporate or any other capacity) shall be deemed to make to Purchaser or Merger Sub any representation or warranty other than as expressly made by such Person in this Agreement or by such Person delivering a Letter of Transmittal pursuant to Section 1.8 and (ii) none of the CP Blocker Parties, the Unitholders or any APN Entity or any other person (including, any equityholder, member, officer, director, employee or agent of any of the foregoing, whether in any individual, corporate or any other capacity) makes any representation or warranty to Purchaser or Merger Sub with respect to (A) any projections, estimates or budgets heretofore delivered to or made available to Purchaser, Merger Sub or their respective counsels, accountants or advisors of future revenues, expenses or expenditures or future results of operations of CP Blocker or the APN Entities or any member thereof, (B) except as covered by a representation and warranty contained in Article 2, any other information or documents (financial or otherwise) made available to Purchaser, Merger Sub or their respective counsels, accountants or advisors with respect to the CP Blocker Parties, any Unitholder or any APN Entity or (C) any of the Reorganized Entities or their properties, assets, liabilities, businesses, operations or otherwise (other than representations solely made as of the date hereof with respect to the last sentence of Section 2.3); provided, for the avoidance of doubt, this clause (C) shall not affect (x) the allocation of liability set forth in Section 7.11 or (y) any representation regarding the Company or any of its Subsidiaries (other than the Reorganized Entities). All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. NONE OF THE COMPANY, ANY OTHER APN ENTITY, ANY UNITHOLDER, ANY CP BLOCKER PARTY OR ANY OTHER PERSON (INCLUDING, ANY EQUITYHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) MAKES OR PROVIDES, AND PURCHASER AND MERGER SUB HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE APN ENTITIES’ OR CP BLOCKER’S ASSETS OR ANY PART THEREOF. EACH PURCHASER AND MERGER SUB SPECIFICALLY ACKNOWLEDGES AND AGREES THAT (X) PURCHASER IS ACQUIRING THE APN ENTITIES AND CP BLOCKER ON AN “AS IS, WHERE IS” BASIS AND (Y) NONE OF THE COMPANY, ANY UNITHOLDER, ANY CP BLOCKER PARTY OR ANY OTHER PERSON (INCLUDING, ANY EQUITYHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND, EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 2, ARTICLE 3 AND ARTICLE 4 OF THIS AGREEMENT, NEITHER PURCHASER NOR MERGER SUB IS RELYING ON, ANY REPRESENTATIONS, WARRANTIES, OR OTHER STATEMENTS OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING ANY OF THE APN ENTITIES OR CP BLOCKER, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) PURCHASER, MERGER SUB OR ANY OF THEIR DIRECTORS, OFFICERS, EMPLOYEES, ADVISERS, AGENTS OR REPRESENTATIVES.

7.9    Certain Employee and Employee Benefits Matters.

(a)    For one (1) year following the Closing Date, Purchaser or an Affiliate thereof shall provide each employee of each APN Entity who continues to be employed by an APN Entity, Purchaser, the Surviving Company or any of their respective Affiliates with not less than equal salary or hourly wage rate and annual target cash incentive opportunities as provided to such employee immediately prior to the Closing Date, and with employee benefits (excluding equity or equity-based arrangements and any defined benefits) that are substantially similar in the aggregate to those provided for such employees as of the Closing Date. For the avoidance of doubt, the employee benefits shall not include any stock appreciation rights, phantom stock or equity or equity-based awards and, for purposes of determining whether the group employee benefits are “substantially similar in the aggregate” to those provided to the employees immediately prior to the Closing Date, the value or any stock appreciation rights, phantom stock or other equity or equity-based awards shall not be included. Purchaser further agrees that, from and after the Closing Date, Purchaser shall and shall cause the Surviving Company, each APN Entity and each of their respective Affiliates to grant all of such employees credit for any service with an APN Entity earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, policy, agreement or arrangement in which employees are eligible to participate following the Closing Date (except any defined benefit) (the “New Plans”); provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits. In addition, Purchaser and the Surviving Company shall (A) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by an employee or his or her dependents under any Employee Plan as of the Closing Date and (B) cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date with respect to the plan year in which the Closing occurs by any employee (or covered dependent thereof) of any APN Entity to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan in the year of initial participation. Purchaser agrees that Purchaser, the Surviving Company and the APN Entities (following the Closing) shall be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9.

(b)    Nothing contained in this Section 7.9, express or implied, (i) shall constitute an amendment to or any other modification of any New Plan, Employee Plan or other employee benefit plan maintained by Purchaser or any of its Affiliates, (ii) shall limit the right of Purchaser to amend, terminate or otherwise modify any New Plan, Employee Plan or other employee benefit plan maintained by Purchaser or any of its Affiliates following the Closing Date, or (iii) shall create any third-party beneficiary rights in any Person who is not a Party.

7.10    Consents. Each of Purchaser and Merger Sub acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which any APN Entity is a party (including the contracts set forth on Schedule 2.9(a)) and such consents may not have been obtained prior to Closing. Each of Purchaser and Merger Sub agrees and acknowledges that none of the Company, CP Blocker Parties or Unitholders will have any liability whatsoever to Purchaser or Merger Sub (or the Surviving Company following the Closing) (and neither Purchaser nor Merger Sub (or the Surviving Company following the Closing) will be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof.

7.11    Pre-Closing Reorganization. From and after the Closing, none of Purchaser, Merger Sub, the Company or the other APN Entities owned directly or indirectly by Purchaser shall be obligated under, nor shall said Persons be, or become liable for any obligation, Contract, debt or liability of any of the Reorganized Entities, except, in each case, for those obligations, debts or liability of an APN Entity arising out of (x) the Co-Manufacturing Agreements (or any co-manufacturing arrangement entered into between an APN Entity and any Reorganized Entity on a purchase order basis) and (y) any other Contract entered into among Purchaser, Merger Sub, the Company, the other APN Entities or any of their Affiliates, on the one hand, and the Reorganized Entities or any of their Affiliates, on the other hand, from and after the Closing. The Pre-Closing Reorganization shall not reduce the amount of the Tax Assets by more than Five Million Dollars ($5,000,000); provided, that if the Pre-Closing Reorganization reduces the amount of the Tax Assets by more than such amount (such excess, the “Excess Tax Asset Reduction Amount”), then (i) such aggregate reduction in Tax Assets shall, for the avoidance of doubt and in accordance with Section 7.7(h), be taken into account in determining the amount of payments to be made to the Sellers’ Representative pursuant to Section 7.7(h), except that (ii) the corresponding reduction in the amount of payments to be made to the Sellers’ Representative shall, to the extent attributable to the Excess Tax Asset Reduction Amount, be applied to reduce the first payment to which the Sellers’ Representative would otherwise be entitled pursuant to Section 7.7(h) (rather than ratably reducing payments over the five (5) year period specified therein).

ARTICLE 8

CONDITIONS TO CLOSING

8.1    Conditions to the Obligations of the CP Blocker Seller and the Company. The obligations of the CP Blocker Seller and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a)    Representations and Warranties. Each of the representations and warranties set forth in Sections 5.1, 5.2 and 5.6 will be true and correct in all material respects, at and as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the other representations and warranties set forth in Article 5 (without giving effect to any materiality, Material Adverse Effect or like qualifications therein) will be true and correct in all respects on the date hereof and at and as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except for any failure of such representations and warranties to be true and correct that has not had a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby.

(b)    Performance of Covenants. Purchaser and Merger Sub shall have performed or caused to have been performed in all material respects all of the covenants and agreements required to be performed by each of them under this Agreement prior to the Closing.

(c)    No Restraint. No Law shall have been enacted and no order shall have been issued by a court or Governmental Authority of competent jurisdiction after the date hereof that would prevent the consummation of the transactions contemplated by this Agreement.

(d)    HSR Waiting Period. Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(e)    Certificates. On or prior to the Closing Date, Purchaser shall have delivered to the Sellers’ Representative a certificate from an officer of each of Purchaser and Merger Sub, dated as of the Closing Date stating that the conditions specified in Section 8.1(a) and Section 8.1(b) have been satisfied.

(f)    Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by Purchaser and the Escrow Agent.

(g)    Lang Restrictive Covenant Agreement. The Lang Restrictive Covenant Agreement shall have been duly executed and delivered by Purchaser.

(h)    Sponsor Restrictive Covenant Agreement. The Sponsor Restrictive Covenant Agreement shall have been duly executed and delivered by Purchaser.

Any condition specified in this Section 8.1 may be waived in a writing executed by the Sellers’ Representative, on behalf of the Company and the CP Blocker Seller.

8.2    Conditions to Purchaser’s and Merger Sub’s Obligations. The obligation of Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or before the Closing Date:

(a)    Representations and Warranties. Each of the representations and warranties set forth in Section 2.3(a) will be true and correct in all respects (except with respect to the purported ownership of the Unitholders set forth on Schedule 8.2(a), for any inaccuracy which does not result in an increase in the Aggregate Estimated Closing Consideration payable by the Purchaser at Closing), in each case, at and as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)). Each of the representations and warranties set forth in Sections 2.1, 2.2, 2.3(b), 3.1, 3.2, 4.1, 4.2 and 4.6 will be true and correct in all respects (in the case of any representation or warranty qualified by materiality, Material Adverse Effect or other materiality qualifications) or in all material respects (in the case of any representation or warranty not qualified by materiality, Material Adverse Effect or other materiality qualifications), in each case, at and as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)). Other than the representations and warranties listed in the immediately preceding two sentences, each of the other representations and warranties of the Company set forth in Article 2, the CP Blocker Seller set forth in Article 3, and CP Blocker set forth in Article 4 (without giving effect to any materiality, Material Adverse Effect or like qualifications therein) will be true and correct in all respects on the date hereof and at and as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except, in each case, for any failures of any representations and warranties to be true and correct as would not have or reasonably be expected to have a Material Adverse Effect.

(b)    Performance of Covenants. Each of CP Blocker, the CP Blocker Seller and the Company shall have performed or caused to have been performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement prior to the Closing.

(c)    No Restraint. No Law shall have been enacted and no order shall have been issued by a court or Governmental Authority of competent jurisdiction after the date hereof that would prevent the consummation of the transactions contemplated by this Agreement.

(d)    HSR Waiting Period. Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(e)    Certificates. On or prior to the Closing Date, the Company shall have delivered to Purchaser (i) a certificate from an officer of each of the Company, CP Blocker and CP Blocker Seller, dated as of the Closing Date, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) with respect to itself (and only itself, as applicable) have been satisfied and (ii) the Written Consent.

(f)    Termination of Affiliate Contracts. The Contracts set forth on Schedule 8.2(f) shall have been terminated (which terminations shall remain in full force and effect as of Closing and shall have not been rescinded) and all amounts due and payable thereunder shall be paid in full, and any and all future obligations owing thereunder shall be cancelled.

(g)    Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by the Sellers’ Representative and the Escrow Agent.

(h)    Lang Restrictive Covenant Agreement. The Lang Restrictive Covenant Agreement shall have been duly executed and delivered by APN Inc. and Lang LLC (such restrictive covenant agreement being executed by an officer thereof) and each of Sean Lang, Tom Lang, Rick Lang, Jeff Lang, Jim Lang and Doug Lang.

(i)    Sponsor Restrictive Covenant Agreement. The Sponsor Restrictive Covenant Agreement shall have been duly executed and delivered by LCP VII and CP Blocker (such restrictive covenant agreement being executed by an officer thereof).

(j)    Pre-Closing Reorganization. The actions contemplated by Schedule 8.2(j) shall have been completed (the “Pre-Closing Reorganization”).

(k)    Disposition of Airplane. Each of the Airplane Disposition Contracts shall have been executed (and not rescinded) by each of the parties thereto.

(l)    Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

(m)    Payoff Letters. CP Blocker and the Company shall have delivered payoff or cancellation letters relating to all of the Closing Repaid Indebtedness.

Any condition specified in this Section 8.2 may be waived in a writing executed by Purchaser, on behalf of Purchaser and Merger Sub.

ARTICLE 9

TERMINATION

9.1    Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a)    by mutual written consent of Purchaser and the Sellers’ Representative;

(b)    by Purchaser providing written notice to the Sellers’ Representative if there has been a breach of the representations and warranties or failure to perform any covenants and agreements by the Company, the other APN Entities, CP Blocker or the CP Blocker Seller set forth in this Agreement, which would result, if occurring or continuing at the Effective Time, in the failure of the conditions set forth in Section 8.2(a) or 8.2(b) to be satisfied (so long as Purchaser has provided the Sellers’ Representative with written notice of such breach or failure to perform and the breach or failure to perform has continued without cure until thirty (30) days following the date of such notice of breach); provided that, Purchaser is not then in material breach of any of its representations and warranties or covenants and agreements set forth in this Agreement such that the conditions set forth in Section 8.1(a) or 8.1(b) would not be satisfied;

(c)    by the Sellers’ Representative providing written notice to Purchaser if there has been a breach of the representations and warranties or failure to perform any covenants and agreements by Purchaser or Merger Sub set forth in this Agreement, which would result, if occurring or continuing at the Effective Time, in the failure of the conditions set forth in Section 8.1(a) or 8.1(b) to be satisfied (so long as the Sellers’ Representative has provided Purchaser with written notice of such breach or failure to perform and the breach or failure to perform has continued without cure until thirty (30) days following the date of such notice of breach (provided that neither the failure by Purchaser to make the payments set forth in Section 1.12 as and when required hereunder nor the failure by Purchaser and Merger Sub to consummate the transactions contemplated hereby when required under Section 1.3 shall be subject to cure hereunder unless otherwise agreed to in writing by the Sellers’ Representative); provided that the Company, CP Blocker and CP Blocker Seller are not then in material breach of any of the representations and warranties or covenants and agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied;

(d)    by the Sellers’ Representative if (i) all of the conditions set forth in Section 8.2 have been satisfied or waived (other than the conditions which by their nature are to be satisfied at the Closing), (ii) the Sellers’ Representative has irrevocably confirmed to Purchaser in writing that it is ready, willing and able to consummate the transactions contemplated hereby and (iii) Purchaser and Merger Sub fail to consummate the transactions contemplated hereby within ten (10) Business Days following the date on which the Closing should have occurred pursuant to Section 1.3;

(e)    by the Purchaser if (i) all of the conditions set forth in Section 8.1 have been satisfied or waived (other than the conditions which by their nature are to be satisfied at Closing), (ii) the Purchaser has indicated to Sellers’ Representative in writing that it is ready, willing and able to consummate the transactions contemplated hereby and (iii) the Company, CP Blocker and CP Blocker Seller fail to consummate the transactions contemplated hereby within ten (10) Business Days following the date on which the Closing should have occurred pursuant to Section 1.3;

(f)    by either Purchaser or the Sellers’ Representative, if the transactions contemplated hereby have not been consummated by August 2, 2018 (the “Outside Date”); provided that (i) Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(f) if Purchaser’s or Merger Sub’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby prior to or at such time and (ii) the Sellers’ Representative shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) if the Company’s, CP Blocker’s or the CP Blocker Seller’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby prior to or at such time; or

(g)    by either Purchaser or the Seller’s Representative, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case, such that one or both of the conditions set forth in Sections 8.1(c) or 8.2(c) would not be satisfied, and such order, decree, ruling or other action shall have become final and non-appealable.

9.2    Effect of Termination. Except for the provisions of Section 7.2 (Press Releases), Section 7.3 (Fees and Expenses), Article 10 (Miscellaneous) and this Section 9.2 (Effect of Termination), which shall survive any termination of this Agreement, in the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to any other Party or its members, stockholders, managers or directors or officers in respect thereof; provided that nothing herein will relieve any Party from any liability for any Fraud or willful and material breach of the provisions of this Agreement prior to such termination. In the event of the termination of this Agreement by either Purchaser or the Sellers’ Representative as provided above, the Confidentiality Agreement will survive the termination of this Agreement for a period of three (3) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional three (3)-year period).

ARTICLE 10

MISCELLANEOUS

10.1    No Survival. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall terminate as of and shall not survive beyond the Closing for all purposes, including any right to damages under any theory or cause of action, and there shall be no liability in respect thereof, including but not limited to liability for any inaccuracy, misrepresentation, breach of, default in, or failure to perform any such representations, warranties, covenants or agreements whether such liability has accrued prior to, on or after the Closing, on the part of any Party, its Affiliates or any of its or their respective partners, members, officers, directors, employees, agents or representatives, except for (i) those covenants and agreements to the extent that by their terms apply or are to be performed in whole or in part at or after the Closing (including, for the avoidance of doubt, Section 7.11), which shall survive in accordance with their respective terms, until performed or otherwise, and (ii) Article 10.

10.2    Sellers’ Representative.

(a)    At the Closing, CP APN, L.P. shall be constituted and appointed as the Sellers’ Representative. For purposes of this Agreement, the term “Sellers’ Representative” shall mean the representative, true and lawful agent, proxy and attorney-in-fact of the CP Blocker Seller and the Unitholders (other than CP Blocker) for all purposes of this Agreement and the Escrow Agreement, with full power and authority on such Person’s behalf to: (i) consummate the transactions contemplated by this Agreement, (ii) pay such Person’s expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement, (iii) receive, give receipt and disburse any funds received hereunder on behalf of such Person and to holdback from disbursement any such funds to the extent it reasonably determines may be necessary, (iv) execute and deliver any certificates representing the CP Blocker Stock and/or Acquired Units, if any, and execute such further instruments as Purchaser shall reasonably request, (v) execute and deliver on behalf of such Person all documents contemplated herein and any amendment or waiver hereto, (vi) take all other actions to be taken by or on behalf of such Person in connection herewith, (vii) negotiate, settle, compromise and otherwise handle all disputes under this Agreement, including without limitation, disputes pursuant to Section 1.13, (viii) waive any condition to the obligation of such Person to consummate the transactions contemplated by this Agreement, (ix) give and receive notices on behalf of such Person and (x) do each and every act and exercise any and all rights which such Person is, or the CP Blocker Seller and/or Unitholders (other than CP Blocker) collectively are, permitted or required to do or exercise under this Agreement. The CP Blocker Seller and the Unitholders (other than CP Blocker), by approving the principal terms of the Merger and/or accepting the consideration payable to them hereunder, irrevocably grant unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the transactions contemplated by this Agreement, as fully to all intents and purposes as the CP Blocker Seller or such Unitholders (other than CP Blocker) might or could do in person. The CP Blocker Seller and each of the Unitholders (other than CP Blocker) agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Sellers’ Representative and shall survive the death, incapacity or bankruptcy of the CP Blocker Seller or any such Unitholder (other than CP Blocker) and shall further survive the Closing.

(b)    All decisions, actions, consents and instructions of the Sellers’ Representative shall be final and binding upon the CP Blocker Seller and all of the Unitholders (other than CP Blocker) and none of the CP Blocker Seller or any such Unitholder shall have any right to object, dissent, protest or otherwise contest the same, except in the case of fraud or bad faith by the Sellers’ Representative. Purchaser, Merger Sub and the Surviving Company shall be entitled to rely on all such decisions, actions, consents and instructions of the Sellers’ Representative as being the binding actions of CP Blocker Seller and all of the Unitholders (other than CP Blocker). Neither the Sellers’ Representative nor any officer, director, employee or agent of Sellers’ Representative shall incur any liability to the CP Blocker Seller or any Unitholder relating to the performance of its duties hereunder except for actions or omissions by the Sellers’ Representative or such agent constituting fraud or bad faith. The Sellers’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of the CP Blocker Seller or any Unitholder, except in respect of amounts actually received on behalf of the CP Blocker Seller or any such Unitholder.

(c)    The CP Blocker Seller and the Unitholders shall cooperate with the Sellers’ Representative and any accountants, attorneys or other agents whom the Sellers’ Representative may retain to assist in carrying out Sellers’ Representative’s duties hereunder. The CP Blocker Seller and the Unitholders (other than CP Blocker) shall reimburse the Sellers’ Representative for all costs and expenses incurred, including professional fees, on a pro rata basis, based on the amount the CP Blocker Seller or each such Unitholder (other than CP Blocker) would have borne of such costs and expenses had such costs and expenses been deducted from the Aggregate Final Consideration prior to such Aggregate Final Consideration being distributed pursuant to the Payment Schedule.

(d)    In the event that the Sellers’ Representative becomes unable to perform the Sellers’ Representative’s responsibilities or resigns from such position, the Sellers’ Representative shall select another representative to fill such vacancy and such substituted representative shall (i) be deemed to be the Sellers’ Representative for all purposes of this Agreement and (ii) exercise the rights and powers of, and be entitled to the indemnity, reimbursement and other benefits of, the Sellers’ Representative hereunder.

(e)    At the Effective Time, Purchaser shall deliver cash to the Sellers’ Representative in an amount equal to $1,000,000 (the “Sellers’ Representative Expense Fund”) to be held in trust to cover and reimburse the fees and expenses incurred by the Sellers’ Representative for its obligations in connection with this Agreement and the transactions contemplated hereby. The Sellers’ Representative shall, as and when determined by the Sellers’ Representative in its sole discretion, pay (i) the Unitholders (other than CP Blocker), and (ii) the CP Blocker Seller the remaining balance of the Sellers’ Representative Expense Fund to be paid to such Persons, in each case, in accordance with the Payment Schedule.

(f)    Notwithstanding anything to the contrary in this Section 10.1, (x) no power of attorney shall be granted to the Sellers’ Representative on behalf of any of the CP Blocker Parties or any other Unitholder affiliated with L Catterton Partners and (y) to the extent any actions of the Sellers’ Representative taken pursuant to this Section 10.1 would have an effect that is disproportionately adverse to any CP Blocker Party or any other Unitholder affiliated with L Catterton Partners, as compared to the effect of such action on the Unitholders (other than CP Blocker), such action shall be subject to the prior written approval of the CP Blocker Seller.

(g)    It is acknowledged by each of the Parties that the APN Entities, the CP Blocker Parties and the Sellers’ Representative (and its Affiliates) have retained Kirkland & Ellis LLP and Knox McLaughlin Gornall & Sennett, P.C. (“Sellers’ Counsel”) to act as their counsel in connection with the transactions contemplated hereby and that Sellers’ Counsel has not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other Party or Person has the status of a client of Sellers’ Counsel for conflict of interest or any other purposes as a result thereof. The Parties hereby agree that, in the event that a dispute arises in connection with the transactions contemplated by this Agreement and the other agreements contemplated hereby between Purchaser, CP Blocker, the APN Entities, the Surviving Company or any of their respective Affiliates, on the one hand, and the Sellers’ Representative or any of its Affiliates, on the other hand, Sellers’ Counsel may represent the Sellers’ Representative or any of its Affiliates in such dispute even though the interests of the Sellers’ Representative or any of its Affiliates may be directly adverse to Purchaser, any APN Entity, the Surviving Company, CP Blocker or any of their respective Affiliates and even though Sellers’ Counsel may have represented CP Blocker or any APN Entity in a matter substantially related to such dispute, and each of Purchaser, CP Blocker and the Company hereby waive on behalf of itself and its respective Affiliates, any conflict of interest in connection with such representation by Sellers’ Counsel. Each of Purchaser and the Company further agrees that, as to all communications among Sellers’ Counsel, any APN Entity, CP Blocker, and the CP Blocker Seller or any Unitholder prior to the Closing that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege (if and to the extent such privileges and rights have not otherwise been expressly waived in writing by the Sellers’ Representative) belong to the Sellers’ Representative and its Affiliates (the “Privileged Communications”), as applicable, and may be controlled by the Sellers’ Representative and its Affiliates and shall not pass to or be claimed by Purchaser, the APN Entities, the Surviving Company or any of their respective Affiliates. Each of Purchaser, CP Blocker and the Company hereby agree, on behalf of itself and its respective Affiliates, that no such Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the CP Blocker, the Company, any other APN Entity or the Surviving Company, or otherwise, in any action against or involving any of the Parties after the Closing; and each of Purchaser, CP Blocker and the Company agree, on behalf of itself and its respective Affiliates, not to assert that the privilege has been waived as to the Privileged Communication that may be located in the records or email server of the CP Blocker, the Company, any other APN Entity or the Surviving Company, or otherwise.

10.3    Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by Purchaser and the Sellers’ Representative. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. Notwithstanding the foregoing, in the event that any Party seeks an amendment, modification, consent or waiver to any of Section 10.9 (No Third-Party Beneficiaries), Section 10.13 (Governing Law), Section 10.14 (Waiver of Jury Trial), Section 10.15 (Exclusive Jurisdiction and Venue), Section 10.17 (Non-Recourse) and/or this Section 10.3 (Amendment and Waiver) (and any provision of this Agreement to the extent an amendment, modification, consent or waiver of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source, the prior written consent of the Financing Sources shall be required before any such amendment, modification, consent or waiver may become effective.

10.4    Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or mailed by prepaid first class certified mail, return receipt requested, or mailed by overnight courier prepaid or by e-mail transmission with electronic delivery receipt confirmation, to the Parties at the following addresses or facsimile numbers:

If to the CP Blocker Seller, any Unitholder (including CP Blocker prior to the Closing), the Sellers’ Representative or prior to the Closing, to the Company, then to:

Ainsworth Pet Nutrition Parent, LLC

18746 Mill Street

Meadville, PA 16335

Attn:     Jeff Watters

    John Nicodemo

E-mail: jeff.watters@ainsworthpets.com

    john.nicodemo@ainsworthpets.com

with copies (which shall not constitute notice) to:

CP APN, Inc.

c/o Catterton Partners

599 West Putnam Avenue

Greenwich, CT 06830

Attn:     Andrew Taub

E-mail: andrew.taub@lcatterton.com

Lang, LLC

984 Water Street

Meadville, PA 16335

Attn:     Sean Lang

E-mail: sean.lang@ainsworthpets.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Joshua Kogan, P.C.

    Andrew Arons

E-mail: joshua.kogan@kirkland.com

     andrew.arons@kirkland.com

Knox McLaughlin Gornall & Sennett, P.C.

120 West 10th Street

Erie, PA 16501

Attn:     Mark A. Denlinger

E-Mail: mdenlinger@kmgslaw.com

If to Purchaser or Merger Sub, or after the Closing, to CP Blocker or the Company, then to:

The J. M. Smucker Company

One Strawberry Lane

Orrville, OH 44667

Attn:     General Counsel

E-mail: Jeannette.knudsen@jmsmucker.com

with copies (which shall not constitute notice) to:

Calfee, Halter & Griswold LLP

1405 East Sixth Street

Cleveland, OH 44114-1607

Attn:     Jennifer L. Vergilii

    Thomas M. Welsh

E-mail: jvergilii@calfee.com

    twelsh@calfee.com

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 10.4 or by facsimile transmission to the facsimile number as provided in this Section 10.4, be deemed given on the day so delivered if delivered before 5:00 p.m. local time of the recipient on a Business Day, and otherwise on the next following Business Day, (ii) if delivered by mail in the manner described above to the address as provided in this Section 10.4, be deemed given on the earlier of the third (3rd) Business Day following mailing or upon actual receipt, (iii) if delivered by overnight courier to the address as provided in this Section 10.4, be deemed given on the earlier of the first (1st) Business Day following the date sent by such overnight courier or upon actual receipt, and (iv) if delivered by electronic transmission to the address as provided in this Section 10.4, be deemed given on the day of such transmission, provided that such notice is also delivered personally or by overnight courier on or before three (3) Business Days after its delivery by electronic transmission, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 10.4. Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties.

10.5    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the Parties without the prior written consent of Purchaser and the Sellers’ Representative, any attempted assignment without such prior written consent shall be void; provided, that each of the Purchaser and the Merger Sub may assign its respective rights, in whole or in part, to a direct or indirect wholly-owned Affiliate of the Guarantor, in each case, so long as such assignment does not affect Guarantor’s obligations hereunder.

10.6    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.7    Construction and Interpretation. Where specific language is used solely to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement and (v) the word “including” means “including without limitation.” Unless otherwise waived by Purchaser in writing, any item delivered by email or posted to the data room two (2) Business Days prior to the date hereof or set forth on Schedule 10.7 shall be deemed to have been “made available” by the Company, CP Blocker and the CP Blocker Seller. A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

10.8    Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

10.9    No Third-Party Beneficiaries. Except (i) as otherwise expressly set forth in this Agreement (including the beneficiaries of Section 7.4) and (ii) as to the Financing Sources, who shall be intended as third-party beneficiaries of, and may enforce the provisions of Section 10.3 (Amendment and Waiver), this Section 10.9 (No Third-Party Beneficiaries), Section 10.13 (Governing Law), Section 10.14 (Waiver of Jury Trial), Section 10.15 (Exclusive Jurisdiction and Venue) and Section 10.17 (Non-Recourse) (and any provision of this Agreement to the extent an amendment, modification, consent or waiver of such provision would modify the substance of any of the foregoing provisions), nothing herein expressed or implied is intended or shall be construed to confer upon or give to any third party, other than the Parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

10.10    Specific Performance. The Parties agree that irreparable damage, for which money damages or other legal remedies would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach of this Agreement, each Party will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by any other Party hereto, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement, in addition to any other remedy to which such non-breaching Party is entitled at law or in equity, including the right to terminate this Agreement pursuant to Article 9 and to seek money damages. The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement. The Parties each hereby waive (i) any defenses in any Action for specific performance, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. In the event a Party prevails in any Action commenced to enforce the terms of this Agreement, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the such Party in such Action will be reimbursed by the non-prevailing Party.

10.11    Complete Agreement. This Agreement, together with the schedules and exhibits referred to herein, contains the complete agreement among the Parties concerning the subject matter hereof and supersede any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof in any way.

10.12    Counterparts. This Agreement may be executed in one or more counterparts, any one of which may be by facsimile or by e-mail with scan or attachment signature, and each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

10.13    Governing Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that in any Action brought against any Financing Source in accordance with Section 10.15, the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York.

10.14    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION (INCLUDING AGAINST OR INVOLVING ANY FINANCING SOURCES) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE DEBT FINANCING COMMITMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY (INCLUDING, FOR THE AVOIDANCE OF DOUBT, THE DEBT FINANCING). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.14.

10.15    Exclusive Jurisdiction and Venue. Each Party submits to the exclusive jurisdiction and venue of the United States District Court for the District of Delaware or the Court of Chancery of the State of Delaware, as applicable, for any Action arising from or in connection with the interpretation or enforcement of this Agreement. Notwithstanding anything herein to the contrary, each Party to this Agreement acknowledges and irrevocably agrees that (i) any Action, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Debt Financing, Debt Financing Commitments or the Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each Party to this Agreement submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court and agrees that it will not bring or support, or permit any of their Affiliates to bring or support any such Action in any other court and (ii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

10.16    Disclosure Schedules. The information set forth in each section or subsection of the Disclosure Schedules shall be deemed to provide the information contemplated by, or otherwise qualify, the provisions of this Agreement set forth in the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement, if and to the extent that it is reasonably apparent from such disclosure that it would apply to such other section or subsection of this Agreement and regardless of whether such section or subsection is qualified by reference to the Disclosure Schedules.

10.17    Non-Recourse.

(a)    This Agreement may only be enforced against, and any claim or suit based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the named parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to the named parties to this Agreement (in all cases, as limited by Section 10.1). No Person who is not a named Party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company, CP Blocker Parties or any of their respective Affiliates, or any Financing Source, will have or be subject to any liability (whether in contract or in tort) to Purchaser or any other Person resulting from (i) the distribution of, or reliance on, any information, documents, projections, forecasts or other material made available in certain “data rooms,” confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, or (ii) any claim based on, in respect of, or by reason of, the sale and purchase of the Company or CP Blocker, in each case, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each Party waives and releases all such liabilities and obligations against any such Persons; provided, however, that nothing in this Section 10.17 shall prevent claims (x) against a Unitholder, CP Blocker Seller or LCP VII for Fraud committed by any such Unitholder, CP Blocker Seller or LCP VII, as applicable, or (y) pursuant to other Contracts between the Parties or such Persons; provided, further, that nothing in this Section 10.17 shall in any way limit or modify the rights and obligations of any Debt Financing Source’s obligations to Purchaser under the Debt Financing Commitments. The Company, on behalf of itself and its Affiliates, agrees that the Financing Sources shall be subject to no liability or claims by the Company or its Affiliates (other than the Purchaser and its pre-Closing Affiliates), whether at law, or equity, in contract, in tort or otherwise, relating to or arising out of this Agreement, any breach of the Debt Financing Commitments or in connection with the Debt Financing or the performance of services by the Financing Sources with respect to the foregoing. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

(b)    In connection with the investigation by Purchaser and Merger Sub of the APN Entities and CP Blocker, Purchaser and Merger Sub received or may receive from the APN Entities and CP Blocker certain projections, forward-looking statements and other forecasts and certain business plan information. Each of Purchaser and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser and Merger Sub are familiar with such uncertainties, that Purchaser and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Purchaser and Merger Sub will have no claim against anyone with respect thereto. Accordingly, each of Purchaser and Merger Sub acknowledges that neither the Company, any CP Blocker Party, nor any member, officer, director, employee or agent of any of the foregoing, whether in an individual, corporate or any other capacity, make any representation, warranty, or other statement with respect to, and neither Purchaser nor Merger Sub is relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and each of Purchaser and Merger Sub agrees that it has not relied thereon.

10.18    Guarantee. To induce the Company and CP Blocker Seller to enter into this Agreement, the Guarantor irrevocably and unconditionally guarantees to the Company and CP Blocker Seller (a) the due and punctual payment of Purchaser’s (and any of its permitted assignees’) obligations set forth in this Agreement, including Sections 1.8, 1.10, 1.13 and 7.7, the reimbursement and indemnification obligations set forth in this Agreement, including Section 6.8, and any other obligations set forth in this Agreement and (b) the performance of Purchaser and Merger Sub, and each of their respective permitted assignees, hereunder (the “Guaranteed Obligations”), subject to the conditions hereunder. If, for any reason whatsoever, Purchaser or Merger Sub (or any of their respective permitted assignees) shall fail or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Guarantor will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, the Guaranteed Obligations. This guarantee is one of payment, not collection, and a separate Action or Actions may be brought and prosecuted against the Guarantor to enforce this guarantee, irrespective of whether any action is brought against Purchaser, Merger Sub, any permitted assignee of Purchaser or Merger Sub, the Guarantor or any other guarantor now or hereafter liable with respect to the Guaranteed Obligations, or whether Purchaser, Merger Sub, any permitted assignee of Purchaser or Merger Sub or any other guarantor is joined in any such Action. The Guarantor hereby irrevocably and unconditionally waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company or CP Blocker Seller upon this guarantee or acceptance of this guarantee (other than notices to be provided to Purchaser or Merger Sub (or their respective permitted assignees) pursuant to this Agreement). The Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this guarantee, and all dealings between Purchaser, Merger Sub or the Guarantor (or any permitted assignee of Merger Sub or Purchaser), on the one hand, and the Company or CP Blocker Seller, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this guarantee. When pursuing its rights and remedies hereunder against the Guarantor, the Company and CP Blocker Seller shall be under no obligation to pursue such rights and remedies it may have against Purchaser (or any permitted assignee thereof) or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company or CP Blocker Seller to pursue such other rights or remedies or to collect any payments from Purchaser or any such other Person or to realize upon or to exercise any such right of offset shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company or CP Blocker Seller. The Company and CP Blocker Seller shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Purchaser or Merger Sub (or any of their respective permitted assignees) becomes subject to a bankruptcy, reorganization or similar Action, and the failure of the Company and CP Blocker Seller to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company or CP Blocker Seller in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, this guarantee shall continue to be effective or be reinstated, as the case may be, and the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made. In the event the Guarantor consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger, then, and in each such case, the Company and CP Blocker Seller (acting jointly and not individually) may seek recourse, whether by the enforcement of any judgment or assessment or by any equitable or Action or by virtue of any Law, against such continuing or surviving entity or such Person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the unpaid liability hereunder up to the portion of the amount of the Guaranteed Obligations for which the Guarantor is liable, as determined in accordance with this guarantee. As used herein, unless otherwise specified, the term Guarantor shall include the Guarantor’s Successor Entity.

ARTICLE 11

DEFINITIONS

“Acquired Units” has the meaning set forth in the Recitals.

“Action” means any action, suit, proceeding, investigation, order or government charge.

“Actual Cash” has the meaning set forth in Section 1.13(b).

“Actual Indebtedness” has the meaning set forth in Section 1.13(b).

“Actual Sellers’ Transaction Expenses” has the meaning set forth in Section 1.13(b).

“Actual Working Capital” has the meaning set forth in Section 1.13(b).

“Advertising” has the meaning set forth in Section 2.12(a).

“Affiliate” of any particular Person means any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock or equity interests, by Contract, or otherwise.

“Aggregate Adjusted Closing Consideration” means (i) the Base Purchase Price, plus (ii) the Actual Cash, minus (iii) the Actual Indebtedness, minus (iv) the Actual Sellers’ Transaction Expenses, minus (v) the amount, if any, by which Target Working Capital is greater than Actual Working Capital, plus (vi) the amount, if any, by which Actual Working Capital is greater than Target Working Capital, minus (vii) the Escrow Amount, minus (viii) the amount of the Sellers’ Representative Expense Fund.

“Aggregate Estimated Closing Consideration” means (i) the Base Purchase Price, plus (ii) the Estimated Cash, minus (iii) the Estimated Indebtedness, minus (iv) the Estimated Sellers’ Transaction Expenses, minus (v) the amount, if any, by which Target Working Capital is greater than Estimated Working Capital, plus (vi) the amount, if any, by which Estimated

Working Capital is greater than Target Working Capital, minus (vii) the Escrow Amount, minus (viii) the amount of the Sellers’ Representative Expense Fund.

“Aggregate Final Consideration” means (i) the Aggregate Estimated Closing Consideration, plus (ii) any amounts payable to the Unitholders (other than CP Blocker) and the CP Blocker Seller pursuant to Section 1.13, plus (iii) any amounts payable to the Unitholders (other than CP Blocker) and the CP Blocker Seller upon release of the Escrow Amount pursuant to the terms of the Escrow Agreement, plus (iv) any amounts payable to the Unitholders (other than CP Blocker) and the CP Blocker Seller upon release of the Sellers’ Representative Expense Fund pursuant to the terms of Section 10.2(e), plus (v) any amounts payable to the Unitholders (other than CP Blocker) and the CP Blocker Seller pursuant to Section 7.7(d) and Section 7.7(h).

“Agreed Accounting Principles” means the accounting policies, principles, practices, bases, methodologies, procedures, management judgments and estimation techniques used by the Company in the preparation of the audited consolidated balance sheet of APN LLC and its Subsidiaries as of December 30, 2017, except as set forth in Schedule 11.1; provided, the foregoing shall not (a) include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby or (b) take into account (for purposes of establishing reserves or otherwise) any event, occurrence, effect, change, circumstance, act, decision, fact or development occurring after the Determination Time; provided, further, that any Cash, Indebtedness, Working Capital and/or Sellers’ Transaction Expense of any APN Entity (other than the Company) that is not a wholly-owned Subsidiary of the Company shall only be taken into account or included, as applicable, in the determination of Cash, Indebtedness, Working Capital and/or Sellers’ Transaction Expense, respectively, in each case, to the extent of the Company’s direct or indirect ownership of such APN Entity immediately prior to the Closing.

“Agreement” has the meaning set forth in the Preamble.

“Airplane Disposition Contracts” means the termination and assignment agreements attached hereto as Exhibit G.

“Anti-Corruption Laws” means collectively, the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Bank Secrecy Act, and all domestic and foreign Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, in each case, as amended, and any rules or regulations under such Laws, and any other applicable anti-corruption or anti-kickback Laws.

“APN Entities” means the Company, APN Holdings LLC, APN LLC, TTT APN, LLC, a Delaware limited liability company, and DPC Pet Specialties LLC, a Pennsylvania limited liability company.

“APN Holdings LLC” means Ainsworth Pet Nutrition Holdings, LLC, a Delaware limited liability company and a Subsidiary of the Company.

“APN LLC” means Ainsworth Pet Nutrition, LLC, a Delaware limited liability company and a Subsidiary of the Company.

“APN Tax Refund” has the meaning set forth in Section 7.7(d).

“Arbiter” has the meaning set forth in Section 1.13(b).

“Base Purchase Price” means $1,900,000,000.

“Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks in Meadville, Pennsylvania or New York, New York are authorized or required by Law to close.

“Cash” means, as of the Determination Time, all cash, all cash equivalents, restricted cash (including all cash posted to support letters of credit, performance bonds or other similar obligations), marketable securities and deposits with third parties (solely to the extent not included in the net position set forth in clause (iii) of the definition of Indebtedness) of the APN Entities and CP Blocker, in each case determined in accordance with the Agreed Accounting Principles. For the avoidance of doubt, Cash will be calculated net of issued but uncleared checks and drafts and will include checks, other wire transfers and drafts deposited or available for deposit for the account of any APN Entities. Solely for the purposes of the allocation among the CP Blocker Seller and the Unitholders (other than CP Blocker), Cash of CP Blocker will be solely for the benefit of the CP Blocker Seller and such asset will not otherwise increase the Aggregate Adjusted Closing Consideration payable to the Unitholders.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Closing” has the meaning set forth in Section 1.3.

“Closing Balance Sheet” has the meaning set forth in Section 1.13(a).

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Estimate Certificate” has the meaning set forth in Section 1.11.

“Closing Repaid Indebtedness” has the meaning set forth in Section 1.10.

“Closing Statement” has the meaning set forth in Section 1.13(a).

“Co-Manufacturing Agreements” means Co-Manufacturing Agreements to be entered into by APN LLC with each Supplier (as defined on Exhibit F), which Co-Manufacturing Agreements will include terms consistent with those set forth on Exhibit F hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company Board” has the meaning set forth in the Recitals.

“Company LLC Agreement” means the Company’s Second Amended and Restated Limited Liability Company Agreement, dated as of June 15, 2017 (as the same may be amended or modified from time to time).

“Company Units” has the meaning set forth in the Recitals.

“Competing Transaction” has the meaning set forth in Section 6.5.

“Computer Systems” has the meaning set forth in Section 2.10(d).

“Confidentiality Agreement” has the meaning set forth in Section 6.3.

“Contract” means any contract, agreement, obligation, commitment, lease or license, whether written or oral, in each case, that is legally binding.

“CP Blocker” has the meaning set forth in the Preamble.

“CP Blocker Consideration” has the meaning set forth in Section 1.1.

“CP Blocker Parties” has the meaning set forth in the Preamble.

“CP Blocker Seller” has the meaning set forth in the Preamble.

“CP Blocker Stock” has the meaning set forth in the Recitals.

“CP Blocker Stock Acquisition” has the meaning set forth in Section 1.1.

“CP Blocker Tax Refund” has the meaning set forth in Section 7.7(d).

“CP Blocker Units” has the meaning set forth in the Recitals.

“D&O Indemnified Parties” has the meaning set forth in Section 7.5(a).

“Debt Financing” has the meaning set forth in Section 5.7.

“Debt Financing Commitments” has the meaning set forth in Section 5.7.

“Debt Financing Sources” means the lenders party to the Debt Financing Commitments.

“Determination Time” means 12:01 a.m. New York City Time on the Closing Date.

“Disclosure Schedules” means the disclosure schedules delivered by the Company, Purchaser, Merger Sub, CP Blocker and CP Blocker Seller concurrently with the execution of this Agreement.

“Dispute Notice” has the meaning set forth in Section 1.13(b).

“DLLCA” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 1.3.

“Employee Plans” has the meaning set forth in Section 2.15(a).

“Endorser” means that certain individual set forth on Schedule 11.2.

“Endorser Contracts” means all Contracts between any of the APN Entities and/or any of their respective Affiliates, on the one hand, and Endorser and/or any of Endorser’s Affiliates, on the other hand, including those set forth on Schedule 11.3. Schedule 11.3 is a true and complete list of all Endorser Contracts.

“Enforceability Exceptions” has the meaning set forth in Section 2.2.

“Environment” means soil, surface water, ground water, stream sediments, subsurface strata, ambient or indoor air, natural resources and any other environmental medium.

“Environmental Laws” means any Law or order or decree of any Governmental Authority issued to any of the APN Entities relating to contamination, pollution, human health or safety or the protection of the environment or to the use, management, handling, generation, importing, distribution, manufacturing, processing, production, recycling, reclaiming, storage, disposal, treatment, transportation, Release or threatened Release of any Hazardous Material and any Environmental Permit held by any of the APN Entities.

“Environmental Notice” has the meaning set forth in Section 2.13(e).

“Environmental Permit” means any permit, license, grant, authorization, waiver, registration or other governmental approval issued or required to be issued by any Governmental Authority under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Escrow Agent” means Citibank, N.A., as the Escrow Agent under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, substantially in the form attached hereto as Exhibit G, to be entered into at the Closing by Purchaser, the Sellers’ Representative and the Escrow Agent.

“Escrow Amount” means cash in the amount of $10,562,500.

“Escrow Fund” means the Escrow Amount deposited into escrow pursuant to the Escrow Agreement.

“Estimated Cash” means the estimated Cash of the APN Entities and CP Blocker as of the Determination Time, as set forth on the Closing Estimate Certificate delivered to Purchaser pursuant to Section 1.11.

“Estimated Indebtedness” means the estimated Indebtedness of the APN Entities and CP Blocker as of the Determination Time, as set forth on the Closing Estimate Certificate delivered to Purchaser pursuant to Section 1.11.

“Estimated Sellers’ Transaction Expenses” means the estimated Sellers’ Transaction Expenses that are unpaid as of immediately prior to the Closing, as set forth in the Closing Estimate Certificate delivered to Purchaser pursuant to Section 1.11.

“Estimated Working Capital” means the estimated Working Capital of the APN Entities as of the Determination Time, as set forth on the Closing Estimate Certificate delivered to Purchaser pursuant to Section 1.11.

“Excess Tax Asset Reduction Amount” has the meaning set forth in Section 7.11.

“FDA” means the United States Food and Drug Administration.

“FDCA” has the meaning set forth in Section 2.12(a).

“Financial Statements” has the meaning set forth in Section 2.5.

“Financing” has the meaning set forth in Section 6.8(b).

“Financing Sources” means any Person (other than Purchaser or any of its Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing (including the Debt Financing Sources) and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or related thereto, each together with their respective Affiliates, and their and their respective Affiliates’ former, current and future equityholders, controlling persons, Representatives, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

“Food Safety Laws” has the meaning set forth in Section 2.12(a).

“Fraud” means intentional common law fraud with respect to the making of the representations and warranties contained in this Agreement.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants, applied on a consistent basis.

“Governmental Authority” means any government, governmental agency or instrumentality, department, bureau, office, commission, authority, or political subdivision thereof, or court, tribunal or arbitrator of competent jurisdiction, or any self-regulated organization or other non-governmental regulating authority (to the extent that the rules, regulations or orders of such authority have the force of law), in each case whether foreign, federal, state, provincial, local or otherwise.

“Guaranteed Obligations” has the meaning set forth in Section 10.18.

“Guarantor” has the meaning set forth in the Preamble.

“Hampshire Pet Products” means Hampshire Pet Products, LLC, a Kansas limited liability company and Subsidiary of the Company.

“Hampshire Petco Owners” means Hampshire Petco Owners, LLC, a Kansas limited liability company and Subsidiary of the Company.

“Hazardous Material” means any material, waste, chemical or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive or toxic or a pollutant or contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, without duplication, (i) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of all indebtedness for borrowed money or funded indebtedness or obligations issued in substitution for or exchange for borrowed money or funded indebtedness (including bonds, debentures, notes or similar instruments) of the APN Entities and CP Blocker owed under a credit facility or evidenced by any note, debenture or other debt security, (ii) all obligations of the APN Entities and CP Blocker owed under any capital leases, (iii) the net position (which may be positive or negative) of the APN Entities and CP Blocker under hedging or other derivative arrangements (valued as of the Determination Time at the termination value thereof with respect to interest rate hedging or other derivative arrangements and valued using a mark to market calculation with respect to commodities hedging or other derivative arrangements, in each case calculated in accordance with the underlying agreements) (for the avoidance of doubt, such arrangements that are in a net asset position shall reduce Indebtedness and those that are in a net liability position shall increase Indebtedness), (iv) any indebtedness of the type specified in clauses (i) and (ii) of this definition guaranteed by the APN Entities and/or CP Blocker, (v) any indebtedness of the type specified in clauses (i) and (ii) secured by Liens on property or assets of the APN Entities and/or the CP Blocker, (vi) letters of credit, performance bonus, bankers acceptances or similar obligations of the APN Entities and/or CP Blocker, in each case, solely to the extent drawn upon, (vii) any sale or change in control payments or benefits payable to directors, officers or employees of the APN Entities or CP Blocker by the APN Entities or CP Blocker as a result of the consummation of the transactions contemplated by this Agreement (other than payments in connection with the SAR Phantom Stock Plan which are Sellers’ Transaction Expenses), (viii) obligations for any deferred payment of purchase price (including any earnout obligations) or “purchase price adjustments”, in each case, in respect of the acquisition of any business (whether by merger, stock or asset acquisition or otherwise) and (ix) the value of the liability of the APN Entities and CP Blocker pursuant to the deferred compensation arrangements set forth on Schedule 11.4 and the other liabilities described on Schedule 11.4 related to such deferred compensation arrangements. Notwithstanding the foregoing, Indebtedness does not include (A) any operating or lease obligations (other than capital leases) or (B) any intercompany obligations between or among any of the APN Entities. Solely for the purposes of the allocation of Indebtedness among the CP Blocker Seller and the Unitholders (other than CP Blocker), Indebtedness of CP Blocker will be solely the liability of the CP Blocker Seller and such liability will not otherwise reduce the Aggregate Adjusted Closing Consideration payable to the Unitholders (other than CP Blocker).

“Item of Dispute” has the meaning set forth in Section 1.13(b).

“Knowledge” means, in each case, (i) in the case of the Company, the actual knowledge of Jeff Watters, John Nicodemo, Faith Radcliffe, Steve Joyce, Gary Badrick, Rudy Leschke and Walt Wdowiak after reasonable inquiry of appropriate internal resources, (ii) in the case of CP Blocker, the actual knowledge of Andrew Taub and Matthew Lischick and (iii) in the case of Purchaser, the actual knowledge of Peter Farah and Barry Dunaway.

“Lang Restrictive Covenant Agreement” means the Restrictive Covenant Agreement, substantially in the form attached hereto as Exhibit H, to be entered into at the Closing by Purchaser, on the one hand, and APN, Inc., Lang LLC each of Sean Lang, Tom Lang, Rick Lang, Jeff Lang, Jim Lang and Doug Lang.

“Latest Balance Sheet” has the meaning set forth in Section 2.5(a)(i).

“Law” means all applicable laws, statutes, rules, regulations, ordinances, codes, treaties, requirements and other pronouncements having the effect of law any federal, state, county, city, local, provisional or other political subdivision of any Governmental Authority.

“LCP VII” means L Catterton Fund VII, L.P., a Delaware limited partnership.

“Leased Real Property” means all of the right, title and interest of CP Blocker or the APN Entities under all written or oral leases, subleases, occupancy agreements or other similar arrangements, pursuant to which CP Blocker or the APN Entities hold a leasehold or sub-leasehold estate in, or are granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property located thereon and appurtenant rights and interests associated therewith.

“Leases” has the meaning set forth in Section 2.7(b).

“Letter of Transmittal” has the meaning set forth in Section 1.8(a).

“Liens” means any mortgage, pledge, security interest, encumbrance, lien, easement, judgment, charge or any other title defect or restriction of any kind. For the avoidance of doubt, “Lien” shall not be deemed to include any license, option, or covenant of, or other contractual obligation with respect to, any Proprietary Rights that does not secure Indebtedness.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout and at the end of which Purchaser shall have the information set forth in clause (i) of the definition of Required Information (provided, that the foregoing shall not limit the requirements of the APN Entities and their Representatives to provide the information set forth in clause (ii) of the definition of Required Information in accordance with this Agreement); provided that in no event shall the Marketing Period end prior to May 19, 2018, except in accordance with the next following sentence. Notwithstanding anything in this definition to the contrary, the Marketing Period shall end on any earlier date prior to the expiration of the twenty (20) consecutive Business Day period described above if the Financing is consummated and all of the proceeds thereof are received by Purchaser on such earlier date; it being understood and agreed that when the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Purchaser in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within 1 Business Day after receipt of such notice from the Company, Purchaser delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered).

“Material Adverse Effect” means any event, circumstance, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect upon (a) the assets, financial condition or operating results of the APN Entities or CP Blocker, taken as a whole, or (b) the ability of the APN Entities or CP Blocker to consummate the transactions contemplated by this Agreement; provided that, none of the following (either alone or in combination with any other event, circumstance, change, occurrence or effect) shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse event, circumstance, change, occurrence or effect arising from or relating to (i) general business, industry or economic conditions, including such conditions related to the business of the APN Entities or CP Blocker or the industry in which the APN Entities or CP Blocker operate, (ii) national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (iii) changes in GAAP, (iv) changes in Law, (v) the taking of any action required under this Agreement and the other agreements contemplated hereby (including, without limitation, the taking of any action with the consent of Purchaser or Merger Sub), (vi) changes affecting capital market conditions in the United States or any other country, (vii) any “act of God,” including, but not limited to, weather, natural disasters and earthquakes, (viii) the announcement of the execution of this Agreement or the transactions contemplated hereunder or the pendency thereof or (ix) the failure of the APN Entities or CP Blocker to meet or achieve the results set forth in any projection or forecast; provided that, this clause (ix) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts (provided that such underlying cause may still be or constitute a Material Adverse Effect hereunder) has resulted in a Material Adverse Effect (to the extent such event, circumstance, change, occurrence or effect is not otherwise excluded from this definition of Material Adverse Effect); provided, further, that, in the case of the foregoing clauses (i), (ii), (iii), (iv), (vi), and (vii) each such event, circumstance, change, occurrence or effect shall, either alone or in combination, be taken into account in determining a Material Adverse Effect to the extent it has a disproportionate impact on the APN Entities and CP Blocker relative to similarly situated businesses.

“Material Contracts” has the meaning set forth in Section 2.9(a).

“Material Customers” has the meaning set forth in Section 2.20.

“Material Suppliers” has the meaning set forth in Section 2.20.

“Merger” has the meaning set forth in Section 1.2.

“Merger Sub” has the meaning set forth in the Preamble.

“New Plans” has the meaning set forth in Section 7.9(a).

“NOLs” means the net operating losses of CP Blocker as of the end of the day on the Closing Date.

“Outside Date” has the meaning set forth in Section 9.1(f).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, currently owned by CP Blocker or any of the APN Entities.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Payment Schedule” means the schedule described in Section 1.11(f). The “Payment Schedule” shall be updated from time to time by the Sellers’ Representative (in its sole discretion) to reflect the allocation and distribution of any amounts payable to, or any liabilities or obligations of, the Unitholders (other than CP Blocker), the CP Blocker Seller and the Phantom Plan Participants (including in connection with the payments and distributions contemplated in Section 1.13, Section 7.7(d), Section 7.7(h) and Section 10.2(e)). Such allocation and distribution shall be determined by the Sellers’ Representative in good faith and in accordance with the distribution waterfall set forth in the Company LLC Agreement (with the CP Blocker Seller being treated as if the CP Blocker Seller sold the CP Blocker Units to Purchaser) and the SAR Phantom Stock Plan, as applicable. For the avoidance of doubt, the allocation and distribution of the Acquired Units and the CP Blocker Units will vary depending on the designation and participation threshold of the Acquired Units and the CP Blocker Units in the Company LLC Agreement. Any determination of the Payment Schedule by Sellers’ Representative shall be final and binding on all Unitholders (other than CP Blocker) and CP Blocker Seller absent fraud or manifest error.

“Permits” means permits, approvals, franchises, licenses, registrations, consents, exemptions, certificates, orders and similar authorizations from any Governmental Authority that are required to permit the Company and the other APN Entities to own, lease and operate their properties and assets and to carry on their businesses as currently conducted.

“Permitted Liens” means (i) cashiers’, landlords’, mechanics’, materialmens’, carriers’, workmens’, repairmens’, contractors’ and warehousemens’ Liens arising or incurred in the ordinary course of business and for amounts which are not delinquent or are being contested in good faith, (ii) easements, covenants, conditions, rights-of-way, restrictions and other similar charges and encumbrances of record and other title defects not reasonably expected to materially interfere with the ordinary and continued use and conduct of the business of the APN Entities or the assets to which they relate, (iii) Liens for Taxes not yet due and payable or for Taxes that the APN Entities are contesting in good faith and, in connection therewith, appropriate reserves have been set aside in accordance with GAAP, (iv) purchase money Liens securing rental payments under capital lease arrangements, (v) Liens identified on the title insurance policies for Owned Real Property provided to Purchaser or other documents or writings included in the public records not reasonably expected to materially interfere with the ordinary and continued use and conduct of the business of the APN Entities or the assets to which they relate, (vi) zoning, building codes or other land use Laws regulating the use or occupancy of the Leased Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Leased Real Property which are not violated in any material respect by the current use or occupancy of such Leased Real Property or the operation of the business of the APN Entities, (vii) matters which would be disclosed by an accurate survey or physical inspection (to the extent the APN Entities have permitted such inspection and it has occurred) of the Owned Real Property or Leased Real Property, (viii) Liens granted to any lender at the Closing in connection with any financing by Purchaser of the transactions contemplated hereby, (ix) Liens created by or resulting from actions of Purchaser or Merger Sub and (x) any other Liens set forth on the Permitted Liens Schedule.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, organization, entity or Governmental Authority.

“Phantom Plan Participant” means any individual who is a participant in the SAR Phantom Stock Plan.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date.

“Pre-Closing Reorganization” has the meaning set forth in Section 8.2(j).

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion thereof ending on the Closing Date.

“Privileged Communications” has the meaning set forth in Section 10.2(g).

“Proprietary Rights” means, collectively, any and all rights in or to any of the following in any jurisdiction throughout the world: (i) patents and patent applications, (ii) trademarks, service marks, trade names, trade dress and domain names and social media accounts and content of all associated websites, and applications, registrations, and renewals in connection therewith, (iii) copyrights and copyrightable works and works of authorship, and all applications, registrations and renewals in connection therewith, (iv) trade secrets, inventions (whether or not patentable), confidential and proprietary information and (v) computer software applications and other software code.

“Purchase Price Allocation” has the meaning set forth in Section 1.14.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Released Parties” has the meaning set forth in Section 7.4(b).

“Purchaser Releasing Parties” has the meaning set forth in Section 7.4(a).

“Release” means any direct or indirect release, spill, pumping, pouring, emission, emptying, discharge, dispersal, injection, placing, escape, leaking, leaching, migration, dumping, deposit or disposal on or into any building, facility or the Environment, whether intentional or unintentional, known or unknown.

“Representatives” has the meaning set forth in Section 6.8(b).

“Required Information” means (i) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of Ainsworth Pet Nutrition and its Subsidiaries for each of the three (3) most recently completed fiscal years that have ended at least sixty (60) days prior to the Closing Date, and (ii) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of APN LLC and its Subsidiaries for each subsequent interim quarterly period that has ended at least forty-five (45) days prior to the Closing Date (and in any event including such unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of APN LLC and its Subsidiaries’ for the 13 weeks ended March 31, 2018); provided the Required Information shall not be required to meet the requirements of Regulation S-X under the Securities Act.

“Reorganized Entities” has the meaning set forth in the description of the Pre-Closing Reorganization on Schedule 8.2(j).

“SAR Cancellation Agreement” has the meaning set forth in Section 1.8(a).

“SAR Phantom Stock Plan” means the Dad’s Product Company, Inc. 2009 Phantom Stock and Stock Appreciation Rights Plan, as amended by First Amendment, dated as of December 31, 2010, by Second Amendment, dated as of May 27, 2014, and by Third Amendment, dated as of January 1, 2016.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Seller Released Parties” has the meaning set forth in Section 7.4(a).

“Seller Releasing Parties” has the meaning set forth in Section 7.4(b).

“Seller Tax Audit” has the meaning set forth in Section 7.7(e).

“Seller Tax Returns” has the meaning set forth in Section 7.7(c).

“Sellers’ Counsel” has the meaning set forth in Section 10.2(g).

“Sellers’ Representative” has the meaning set forth in the Preamble.

“Sellers’ Representative Expense Fund” has the meaning set forth in Section 10.2(e).

“Sellers’ Transaction Expenses” means, without duplication, the amount of all fees, costs and expenses of or incurred by or on behalf of any of the APN Entities or CP Blocker prior to, at or in connection with the Closing or relating to the transactions contemplated hereby, including all fees, costs and expenses owed to (i) Goldman Sachs & Co. or any other Person for investment banking services, (ii) Sellers’ Counsel or any other Person for legal services, (iii) any other Person for legal, consulting, accounting, investment banking or similar services (including the valuation services described in the last sentence of Section 7.7(c)), (iv) CP Blocker Seller or any of its Affiliates for any management fee that is due and payable, including upon consummation of the transactions contemplated by this Agreement, (v) any directors (for fees or expenses), (vi) any supplemental retirement benefits (solely to the extent such items are not terminated and paid prior to the Closing), or (vii) participants of the SAR Phantom Stock Plan in accordance with the SAR Phantom Stock Plan and the Payment Schedule, in each case for clauses (i) through (vii) above to the extent unpaid at the time of determination (which, unless otherwise expressly indicated herein, will be the Closing) and to the extent related to the transactions contemplated hereby.

“Solvent” has the meaning set forth in Section 5.9.

“Sponsor Restrictive Covenant Agreement” means the Restrictive Covenant Agreement, substantially in the form attached hereto as Exhibit I, to be entered into at the Closing by Purchaser and LCP VII.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company or other business entity.

“Successor Entity” has the meaning set forth in Section 10.18.

“Supporting Unitholders” means the Majority CP Holders (as such term is defined in the Company LLC Agreement) and Majority Class A Common Holders (as such term is defined in the Company LLC Agreement).

“Surviving Company” has the meaning set forth in the Preamble.

“Surviving Company Operating Agreement” has the meaning set forth in Section 1.5.

“Target Working Capital” means $84,500,000.

“Targeted Pet Treats” means Targeted Pet Treats, LLC, a Pennsylvania limited liability company and Subsidiary of the Company.

“Tax” or “Taxes” means any federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall, profits, environmental, customs, duties, capital stock, franchise, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, assessment, levy or other governmental charge, whether computed on a separate, consolidated, unitary or combined basis or in any other manner, whether disputed or not, and including any interest, penalties or additions thereto or additional amounts in respect of the foregoing.

“Tax Assets” means (i) the NOLs (together with any interest disallowed under Section 163(j) of the Code with respect to the taxable year of CP Blocker ending on the Closing Date) and (ii) the Transaction Tax Deductions (to the extent not reflected in the NOLs).

“Tax Refunds” has the meaning set forth in Section 7.7(d).

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws relating to any Tax.

“Taxing Authority” means any government or subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Transaction Tax Deductions” means, without duplication, all items of loss or deduction to the extent that such items are immediately deductible (as opposed to amortized over a period of years) on a Tax Return for a Pre-Closing Tax Period or a Straddle Period by an APN Entity or CP Blocker for U.S. federal income Tax purposes at a “more likely than not” or higher level of comfort and result from or are attributable to (i) the Sellers’ Transaction Expenses (regardless of whether such items remain unpaid as of immediately prior to Closing), (ii) any (w) payment of compensation, (x) vesting of compensation or property, (y) exercise or settlement of an option or any equity or equity-based award or payment (or right to be paid), in each case, that arises from or in connection with any of the transactions contemplated by this Agreement and (z) any employment taxes arising in connection therewith and (iii) the repayment of Indebtedness at Closing or as otherwise contemplated by this Agreement (including any capitalized financing fees, costs and expenses that become deductible as a result thereof); provided, that 70% of any Sellers’ Transaction Expense that constitutes a success based fee within the scope of Internal Revenue Service Revenue Procedure 2011-29 shall be considered to be a Transaction Tax Deduction.

“Transfer Taxes” has the meaning set forth in Section 7.7(g).

“Unitholders” means the holders of Company Units.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Working Capital” means (i) all current assets (excluding Cash and any assets with respect to income Taxes) of the CP Blocker and the APN Entities as of the Determination Time, minus (ii) all current liabilities (including taking into account the process and covenants set forth on Schedule 11.5, and excluding any items constituting Indebtedness or otherwise included in the Aggregate Estimated Closing Consideration and any liabilities with respect to income Taxes) of the APN Entities as of the Determination Time, in each case using the same line items set forth on the Working Capital Schedule and calculated in accordance with the Agreed Accounting Principles. For the avoidance of doubt, the determination of Working Capital and the preparation of the Closing Statement and the Closing Balance Sheet will take into account only those components (i.e., only those line items) and adjustments reflected on the Working Capital Schedule or as otherwise set forth on Schedule 11.5. Further to the preceding sentence, the determination of the Aggregate Estimated Closing Consideration and the Aggregate Adjusted Closing Consideration will be in accordance with the Agreed Accounting Principles (and without any change in or introduction of any new reserves), and without duplication to any items counted in such determination.

“Written Consent” has the meaning set forth in the Recitals.

*    *    *    *    *

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.

COMPANY:

AINSWORTH PET NUTRITION PARENT, LLC

By:	/s/ Jeff Watters
Name:	Jeff Watters
Title:	President and CEO

[Signature Page to Stock Purchase Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.

PURCHASER:

NU PET COMPANY

By:	/s/ Barry C. Dunaway
Name:	Barry C. Dunaway
Title:	President

MERGER SUB:

PR MERGER SUB I, LLC

By:	/s/ Barry C. Dunaway
Name:	Barry C. Dunaway
Title:	President

GUARANTOR:

THE J. M. SMUCKER COMPANY

By:	/s/ Barry C. Dunaway
Name:	Barry C. Dunaway
Title:	President, Pet Food and Pet Snacks

[Signature Page to Stock Purchase Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.

CP BLOCKER SELLER:

CP APN, L.P.

By:	CP7 Management, L.L.C.
Its:	General Partner

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person

CP BLOCKER:

CP APN, INC.

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	President

[Signature Page to Stock Purchase Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.

SELLERS’ REPRESENTATIVE:

CP APN, L.P., solely in its capacity as the representative of the CP Blocker Parties and the Unitholders (other than CP Blocker)

By:	CP7 Management, L.L.C.
Its:	General Partner

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person

[Signature Page to Stock Purchase Agreement and Plan of Merger]